
05047166


SEC MAIL PROCESSING
RECEIVED
MAR 14 2005
WASH, D.C. 202 SECTION


IXYS

PROXY STATEMENT AND
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2004

March 9, 2005

Dear Stockholders,

In our fiscal 2004, ended March 31, 2004, our business model was again validated and allowed us to demonstrate 9 consecutive quarters of revenue growth, the last 7 of which were record revenues. This was accomplished despite being in the midst of one of the longest downturns in semiconductor history. Our strongest growth was seen in Asia (including Japan), where we experienced a 92% revenue growth over the prior fiscal year. This growth was fueled primarily by our penetration in the consumer products market.

Our focus has been growth and a return to profitability. We have taken strategic aim at diversifying our business, and are transitioning to a more diversified semiconductor company. The diversification is linked to our core markets that we serve with our power products, such as the industrial, telecommunications, medical and high-end consumer sectors.

Our gross profit margin continued to improve because of the addition of higher margin RF power products lines, partially offset by inventory provisions as well as unfavorable changes in the product mix, since many of our sales in new markets had lower gross profit margins.

We continued to increase our R&D expenses as we funded additional projects to support our revenue growth. Despite this, our R&D expenses declined as a percentage of sales. We believe that we successfully compete in our markets because of our ability to design, develop and introduce to the market, on a timely basis, new products offering technological improvements. We have been a technology pioneer with respect to higher power MOSFETs, IGBTs, SSRs, OLED driver ICs and direct bonded substrates.

Overall, we ended fiscal 2004 with record revenues of $187 million, a 38% increase over the prior fiscal year's $136 million, and with our highest backlog ever, at $77 million. Our book-to-bill ratio in the fourth quarter of fiscal 2004 was 1.3 and we increased our cash by about $2 million over the prior fiscal year.

Some of the keys statistics for the past three years are shown below:

	FY04	FY03	FY02
		(In thousands)	
Net revenues	$187,442	$136,111	$82,821
Stockholders' equity	145,531	138,809	95,219
Cash and cash equivalents	42,058	40,094	32,111

In fiscal 2004, we saw a shift in our market base. All our major market segments showed an increase year-over-year but we saw the biggest percentage growth in the consumer products market. It comprised about 11% of our fiscal 2004 revenue. We believe that diversifying the markets and customers we serve and the products we produce enables us to minimize the traditional cyclical effects of the semiconductor industry. Our product line spans a broad range of functionality and price, which allows us to provide an appropriate solution to many of our customers' power semiconductor needs.

We are a technology leader in high power semiconductors, as we gain in market penetration in new applications, like plasma televisions and transportation. We are a technology leader in high voltage ICs, as demonstrated by our success in deploying our Clare products in the emerging VoIP telecommunications market. We developed a new technology and new products for solar and wind energy applications to complement our solutions for energy efficiency.

In summary, our fundamental growth drivers did not change, but a focus into the consumer products market caused a shift in our market base. We believe that this shift is for the better, as we gain access to a market that we hope will bring significant profits in the future. We continue to remain focused on the long-term success of the company. This is how we endeavor to deliver the best value to our stockholders.

As always, we thank our stockholders had our dedicated employees for their support and trust. And we also thank our loyal and new customers for their business, and our suppliers for their close cooperation.

Thank you,



Nathan Zommer, PhD
Chairman of the Board, President and CEO

IXYS CORPORATION
3540 Bassett Street
Santa Clara, CA 95054-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 31, 2005

To The Stockholders Of IXYS Corporation:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **IXYS Corporation**, a Delaware corporation (the "Company"), will be held on Thursday, March 31, 2005 at 10:00 a.m. local time at 3540 Bassett Street, Santa Clara, California 95054 for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected;

2. To ratify the selection of BDO Seidman, LLP as independent auditors of the Company for its fiscal year ending March 31, 2005; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 1, 2005, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



UZI SASSON
Secretary

Santa Clara, California
March 9, 2005

All Stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

IXYS CORPORATION
3540 Bassett Street
Santa Clara, CA 95054-2704

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

March 31, 2005

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of IXYS Corporation, a Delaware corporation ("IXYS" or the "Company"), for use at the Annual Meeting of Stockholders to be held on March 31, 2005, at 10:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 3540 Bassett Street, Santa Clara, California 95054. The Company intends to mail this proxy statement and accompanying proxy card on or about March 9, 2005 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, electronic mail or personal solicitation by directors, officers or other regular employees of the Company and by Mellon Investor Services LLC. No additional compensation will be paid to directors, officers or other regular employees for such services, but Mellon Investor Services LLC will be paid $4,500 plus out-of-pocket expenses if it solicits proxies.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 1, 2005 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 1, 2005 the Company had outstanding and entitled to vote 33,303,394 shares of Common Stock.

Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares of stock entitled to vote are represented by votes at the meeting or by proxy. Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes (a "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted towards a quorum and will be counted towards the vote total for each proposal, with an abstention having the same effect as "Against" votes. Broker non-votes will be counted towards a quorum but will have no effect and will not be counted towards the vote total for any proposal.

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3540 Bassett Street, Santa Clara, California 95054-2704, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's Annual Meeting of Stockholders following the fiscal year ended March 31, 2005 is November 10, 2005. Stockholder proposals should be submitted to Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704. Stockholders wishing to submit a proposal that is not to be included in next year's proxy materials must submit the proposal between December 1, 2005 and December 31, 2005. Stockholders are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

PROPOSAL 1

Election of Directors

The Board consists of five directors. There are five nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently a director of the Company, and, except for Mr. Wong, has been elected by the stockholders. Mr. Wong was recommended for election to the Board by Uzi Sasson. At the time of the recommendation and Mr. Wong's election, Mr. Sasson was a director and not an officer of the Company. Mr. Sasson currently is the Chief Financial Officer and Secretary of the Company and is not a director. It is the Company's policy to encourage nominees for director to attend the Annual Meeting. All of the nominees for election as a director at the annual meeting of stockholders following the fiscal year ended March 31, 2003 attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

Nominees

The names of the nominees and certain information about them are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	57	Chairman of the Board, President and Chief Executive Officer of the Company
Donald L. Feucht	71	Investor
Samuel Kory	61	Consultant
S. Joon Lee	65	President of Omni Microelectronics, Inc.
Kenneth D. Wong	34	Chief Operating Officer/Chief Financial Officer of Menlo Equities

Nathan Zommer. Dr. Zommer, founder of IXYS, has served as a Director since IXYS's inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993. From 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding IXYS, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory ("NREL"), including Deputy Director. Prior to joining NREL, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of IXYS, Division Manager and Corporate Director of Marketing for Seiko Instruments USA, and an International Manager for Spectra Physics Inc. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. Since 1990, Dr. Lee has served as President of Omni Microelectronics, a sales representative company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Kenneth D. Wong. Mr. Wong has served as a Director since September 2004. Since 1997, Mr. Wong has been with Menlo Equities, a developer and owner-operator of commercial real estate in California. Mr. Wong has served as its Chief Financial Officer since 1997 and as its Chief Operating Officer since 2001. From 1993 to 1997, Mr. Wong served in several positions at Coopers & Lybrand, his last role being a Manager. He received his B.S. degree in Business Administration from the University of California at Berkeley.

Independence of the Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time. Consistent with these considerations, the Board has affirmatively determined that Messrs. Feucht, Kory and Wong are independent directors within the meaning of the applicable nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2004 for each of the Board committees in existence during the fiscal year ended March 31, 2004 ("fiscal 2004"):

Name	Audit	Compensation
Donald L. Feucht	X*	X
Andreas Hartmann†		X
Samuel Kory	X	X*
S. Joon Lee	X	X
Total meetings in fiscal year 2004	12	3

* Committee Chairperson

† Mr. Hartmann resigned from the Board in July 2003

During fiscal 2004, the Board met four times, and each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. Three directors comprise the Audit Committee: Messrs. Feucht, Kory and Wong. The Audit Committee has adopted a written Audit Committee Charter that is attached as Appendix A to these proxy materials.

The Board has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board has determined that Mr. Wong qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Wong's level of knowledge and experience based on a number of factors, including his formal education, his status as a certified public accountant and his experience as a chief financial officer.

Compensation Committee

The Compensation Committee of the Board reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers the Company's stock option and purchase plans. Three directors comprise the Compensation Committee: Messrs. Feucht, Kory and Wong. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the board of directors and making recommendations to the Board regarding the membership of the committees of the Board. The Nominating and Corporate Governance Committee charter can be found on the corporate website at www.ixys.com under the tab "Investor Relations." Under the charter of the Nominating and Corporate Governance Committee, the Committee will consider individuals who are properly proposed by stockholders of the Company to serve on the Board in accordance with laws and regulations established by the SEC and Nasdaq, the Bylaws of the Company and the Delaware General Corporation Law and make recommendations to the Board regarding such individuals. Three directors comprise the Nominating and Corporate Governance Committee: Messrs. Feucht, Kory and Wong. The members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee was only recently formed, after the end of fiscal 2004.

Because the Nominating and Corporate Governance Committee has only recently been organized, it has not yet established minimum qualifications or necessary qualities or skills for nomination as a director, nor has it established a process for identifying and evaluating prospective nominees. The Nominating and Corporate Governance Committee has not determined any procedures to be followed by stockholders in submitting recommendations for nominees.

The Nominating and Corporate Governance Committee believes that the foregoing issues require deliberate consideration before any decision. It intends to consider these issues and develop its positions on the issues before the next annual meeting of stockholders after March 31, 2005. Pending the consideration of these issues, the Nominating and Corporate Governance Committee recommended to the Board, and the Board approved, the renomination of the current directors of the Company as the individuals to be considered by the stockholders for election as directors at the Annual Meeting.

Stockholder Communications with the Board of Directors

Historically, the Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, the Board believes that the views of stockholders should be heard by the Board or individual directors, as applicable, and that appropriate responses are to be provided to stockholders in a timely manner. During the upcoming year, the Nominating and Corporate Governance Committee will give consideration to the adoption of a formal process for stockholder communications with the Board.

Code Of Ethics

The Company has adopted a Code of Conduct that applies to all officers, directors and employees. The Code of Conduct is available on our website at www.ixys.com and may be found by clicking on "Code of Ethics" under the heading "Investor Relations." If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Report of the Audit Committee of the Board of Directors[1]

The Audit Committee oversees the financial reporting process of the Company on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and the Statement on Auditing Standards No. 61.

The Audit Committee received the written disclosures and the letter from the independent auditors for fiscal 2004, PricewaterhouseCoopers LLP, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee discussed with PricewaterhouseCoopers LLP the issue of its independence from the Company and the overall scope and plans for its audit.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2004 for filing with the Securities and Exchange Commission.

Respectfully submitted on March 1, 2005 by the members of the Audit Committee of the Board:

Donald L. Feucht

Samuel Kory

Kenneth D. Wong

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected BDO Seidman, LLP ("BDO") as the Company's independent auditors for the fiscal year ending March 31, 2005 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Representatives of BDO are not expected to be present at the Annual Meeting, and, consequently, will not have an opportunity to make a statement if they so desire or be available to respond to appropriate questions.

Stockholder ratification of the selection of BDO as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO.

---

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.

Change in Independent Auditor

At approximately 10:00 a.m., PST, on November 24, 2004, PricewaterhouseCoopers LLP ("PwC") delivered by email a letter to the Audit Committee of the Company to the effect that "the client-auditor relationship between Ixys Corporation (Commission File Number 000-26124) and PricewaterhouseCoopers LLP has ceased." PwC separately informed the Company that it intended this letter to be a resignation.

The reports of PwC on the Company's financial statements for the years ended March 31, 2003 and March 31, 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports on the financial statements for such years.

Except as noted in the six paragraphs that follow immediately below, during the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

Material weaknesses in internal accounting controls identified by PwC during its audit of the Company's financial statements as of and for the year ended March 31, 2003 consisted of the following:

- Inadequate management review of the Company's consolidation process,
- Inventory matters such as the inability of the Company to establish standard inventory costs, elimination of intercompany profits in inventory, monitoring of inventory variances, inadequate monitoring of inventory reconciliations by management and inadequate reconciliation of inventory balances,
- Problems with the monthly closing process at the Company's Clare subsidiary, and
- A number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its performance of review procedures related to the unaudited interim financial statements of the Company for the quarter and six-month period ended September 30, 2003 and the quarter and nine-month period ended December 31, 2003, informed the Company of the following material weaknesses:

- Inadequate management review of the Company's consolidation process,
- Problems with the monthly closing process at the Company's subsidiaries,
- A number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its audit of the Company's financial statements for the year ended March 31, 2004, informed the Company of a material weakness. Certain inventory processes of the Company were not reviewed by a supervisor in sufficient detail, resulting in the following inaccurate adjustments: standard cost revisions; incomplete updating of costs included in the standards; journal entries recorded without the proper supporting documentation; and reconciliation of the general ledger balance to the perpetual records. PwC also observed a lack of procedures to track inventory transactions related to cut-off issues.

Please refer to Item 14 of the Company's Form 10-K for the year ended March 31, 2003, Item 4 of the Company's Form 10-Qs for the quarters ended September 30, 2003 and December 31, 2003 and Item 9A of the Company's Form 10-K for the year ended March 31, 2004 for further information as to the aforementioned material weaknesses. Additional information regarding these internal control matters can be obtained in Item 4 disclosures contained in various Form 10-Q filings for quarters during the years ended March 31, 2004 and 2003 and subsequent to March 31, 2004.

PwC delivered to the Audit Committee a letter dated October 19, 2004, "to confirm our discussion about our views of the status of the Company's 404 efforts in order to assist you in assessing the Company's ability to complete its assessments on a timely basis and in determining whether any adjustments to the Company's work and schedule are necessary." In the letter, PwC stated the following: "We have serious concerns that management will not be in a position to complete its work on a timely basis. We have previously discussed these concerns with management and the Audit Committee. However, particularly given the slippage the Company has experienced, there is no assurance that the current planned time schedule will be met by management. If management is not able to meet a reasonable timetable, there can be no assurance that PwC will have the resources available to be able to complete our assessment and report on internal control over financial reporting on a timely basis. If management is unable to complete the required documentation or testing related to its assessment of the effectiveness of internal control over financial reporting, we would be required to disclaim an opinion."

The Audit Committee, or an Audit Committee member, discussed the subject matter of each of the foregoing with PwC. The Company has authorized PwC to respond fully to the BDO concerning such information.

The Company provided to PwC a copy of its Form 8-K dated November 24, 2004 prior to its filing with the Securities and Exchange Commission and requested PwC to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made in the Form 8-K. The letter of PwC is attached to the Form 8-K as Exhibit 16.1.

On September 23, 2004, the Company met with representatives of BDO to discuss BDO's qualifications to serve as the Company's registered independent accounting firm. Discussions between BDO and members of the Audit Committee and of the management of the Company continued thereafter. On November 15, 2004, the Audit Committee met and authorized its Chairman to determine whether and when to authorize BDO to commence discussions with PwC as part of the due diligence of BDO prior to its determination of whether it would serve as the Company's auditors. At approximately 12:00 noon, PST, on November 24, 2004, the Audit Committee met and, during such meeting, engaged BDO as the Company's registered independent public accounting firm. During the Company's two most recent fiscal years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, neither the Company nor anyone acting on its behalf consulted with BDO regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was the subject of a disagreement or event identified in response to paragraph 304(a)(1)(iv) or 304(a)(1)(v) of Regulation S-K and the related instructions to that Item.

Independent Auditor's Fees

The following table represents aggregate fees billed to us for the fiscal years ended March 31, 2004 and 2003 by PricewaterhouseCoopers LLP, our independent auditor for those years.

	2004	2003
Audit Fees(1)	$1,106,040	$2,359,745
Audit-Related Fees(2)	350,000	13,000
Tax Fees(3)	588,435	566,491
All Other Fees(4)	20,471	325,825
Total Fees	$2,034,946	$3,265,061

(1) Includes fees for audit and review of quarterly and annual financial statements.

(2) Audit-Related Fees consist principally of work related to internal control requirements promulgated under the Sarbanes-Oxley Act of 2002.

(3) Tax Fees include federal, state and international tax compliance, tax advice and tax planning.

(4) All Other Fees include fees for acquisition-related due diligence.

All of the fees described above were approved by the Audit Committee.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO Seidman, LLP is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 1, 2005, certain information known to the Company regarding the beneficial ownership of its Common Stock by:

- each person who is known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock;
- each of the directors of the Company;
- the President and Chief Executive Officer of the Company and each of its other executive officers at March 31, 2004 (the "Named Executive Officers"); and
- directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 33,303,394 shares of IXYS Common Stock outstanding as of March 1, 2005. Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054.

Name and Address of Beneficial Owner	Beneficial Ownership(1) Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	7,760,668	22.6%
Arnold P. Agbayani(3)	831,054	2.5%
Peter H. Ingram(4)	690,341	2.1%
Kevin McDonough(5)	328,382	*
Donald L. Feucht(6)	97,875	*
Samuel Kory(7)	90,325	*
S. Joon Lee(8)	97,875	*
Kenneth D. Wong(9)	6,250	*
All directors and executive officers as a group (9 persons)(10)	9,080,852	25.7%
5% Stockholders		
State Street Research & Management Company One Financial Center, 31st Floor Boston, Massachusetts 02111	2,568,200	7.7%
Security Management Company, LLC One Security Benefit Place Topeka, Kansas 66636	2,345,600	7.0%

* Represents less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Includes an aggregate of 5,200 shares held by or on behalf of Dr. Zommer's children. Also includes 1,060,068 shares Dr. Zommer has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(3) Includes 307,308 shares Mr. Agbayani has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005. Mr. Agbayani ceased serving as an executive officer and director of the Company in November 2004.

(4) Includes 327,307 shares Mr. Ingram has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(5) Includes 324,476 shares Mr. McDonough has the right to acquire pursuant to options exercisable within 60 days of October 1, 2004.

(6) Includes 95,875 shares Mr. Feucht has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(7) Includes 82,075 shares Mr. Kory has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(8) Includes 95,875 shares Mr. Lee has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(9) Consists of shares Mr. Wong has the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

(10) Includes 2,000,326 shares that directors and executive officers have the right to acquire pursuant to options exercisable within 60 days of March 1, 2005.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of the Company's equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to it during or with respect to the fiscal year ended March 31, 2004, all Section 16(a) filing requirements applicable to officers, directors and greater than ten percent beneficial owners were complied with, except that Messrs. Feucht, Kory, Lee, McDonough and Zommer each did not file on a timely basis a Form 4 reporting a single grant of an option to purchase shares of common stock and Mr. Ingram did not file on a timely basis a Form 4 reporting a single grant of an option and a single exercise of an option to purchase common stock. Messrs. Feucht, Ingram, Kory, Lee, McDonough and Zommer each have filed the required Form 4.

EXECUTIVE COMPENSATION

Compensation of Directors

Each of the non-employee directors receives an annual retainer of $20,000 as well as $1,000 for each meeting of the board he attends and $600 for each committee meeting he attends. The Chairman of the standing committees of the Board are paid additional retainers as follows: Chairman of the Audit Committee, $7,500; Chairman of the Compensation Committee, $4,000; and Chairman of the Nominating and Corporate Governance Committee, $4,000. In fiscal 2004, the total compensation paid to non-employee directors was $89,861. Additionally, each director is reimbursed for certain expenses in connection with attendance at our board and committee meetings and is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters. Mr. Andreas Hartmann of ABB, Ltd., who resigned from our board of directors in July 2003, did not receive compensation or expenses for his service.

The 1999 Non-Employee Directors' Equity Incentive Plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by our board. These options vest over a period of time, to be determined in each case by the board, so long as the optionee remains a non-employee director. Each director currently receives an option to acquire 30,000 shares upon becoming a member of our board of directors. Prior to July 29, 2002, each director could receive a loan from us for up to $100,000, payable in three years from the date of issuance, for use in exercising his options or paying taxes in connection with such exercise of options.

During fiscal 2004, the Company granted options covering 15,000 shares to each of Messrs. Feucht, Kory and Lee, at an exercise price per share of $8.61. Each option had an exercise price equal to the fair market value of such common stock on the date of grant (based on the closing sales price reported on the Nasdaq National Market for the date of grant). As of March 31, 2004, options had been exercised under the Directors' Plan to purchase 8,250 shares of Common Stock.

Compensation of Executive Officers

The following table presents a summary of the compensation paid by IXYS during the fiscal years ended March 31, 2004, March 31, 2003 and March 31, 2002 to the President and Chief Executive Officer and to the other executive officers at March 31, 2004 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All other Compensation ($)
Nathan Zommer	2004	386,154	250,320	16,705	150,000	8,633(2)
President and Chief	2003	400,000	275,000	24,946	280,000	9,260
Executive Officer	2002	315,962	300,000	32,217	160,000	13,083
Arnold P. Agbayani	2004	212,385	122,400	15,798	—	2,830(4)
Former Senior Vice	2003	220,000	100,000	28,875	125,000	2,830
President, Finance, and Chief Financial Officer(3)	2002	176,154	110,000	32,217	95,000	2,830
Peter H. Ingram	2004	211,987	—	6,338	28,000	—
President, European	2003	178,895	—	5,260	100,000	—
Operations	2002	159,253	34,502	4,444	10,000	—
Kevin McDonough	2004	167,534	—	7,200	20,000	6,349(5)
President, U.S. Operations	2003	168,031	270	7,200	40,000	8,426
	2002	146,454	—	7,200	50,000	7,893

(1) Includes car expense or allowance, and for Dr. Zommer and Mr. Agbayani, tax equalization payments and tax planning and preparation fees.

(2) Includes $6,523 in 401(k) matching contributions and $2,110 in premiums paid for term life insurance.

(3) Mr. Agbayani ceased serving as an executive officer in November 2004.

(4) Includes $6,523 in 401(k) matching contributions and $2,110 in premiums paid for term life insurance.

(5) Represents 401(k) matching contributions.

OPTION GRANTS IN LAST FISCAL YEAR

The following table presents information for the fiscal year ended March 31, 2004 with respect to each grant of stock options to the Named Executive Officers.

Name	# of Securities Underlying Options Granted(1)	# of Total Options Granted in Fiscal Year(2)	Exercise Price Per Shares ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Term(3)	
					5%	10%
Nathan Zommer . . . . President and Chief Executive Officer	150,000	20.1	10.63	02/19/14	$1,002,772	$2,541,222
Peter H. Ingram . . . . President, European Operations	28,000	3.8	6.75	08/07/13	118,861	301,217
Kevin McDonough . . . . President, U.S. Operations	20,000	2.7	6.75	08/07/13	84,901	215,155

(1) Options granted to each individual were granted pursuant to the IXYS 1999 Equity Incentive Plan and are subject to the terms of such plan. Exercise prices for these options are equal to the closing price of IXYS's common stock on the Nasdaq National Market on the date of grant, except Dr. Zommer's options were priced 10% above such closing price.

(2) Based on an aggregate of 746,000 options granted to employees and consultants of IXYS in fiscal 2004 including the named executive officers.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (10) years and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent IXYS's estimate or projection of the future price of its common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND LAST FISCAL YEAR-END OPTION VALUES

The following table presents information for the fiscal year ended March 31, 2004 regarding options exercised by and held at year end by the Named Executive Officers:

Name	Number of Shares Acquired on Exercise	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at March 31, 2004 (#)		Value of Unexercised In The Money Options at March 31, 2004 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Nathan Zommer . . . . President and Chief Executive Officer	—	—	867,626	458,500	$5,094,721	$531,840
Arnold P. Agbayani . . . . Former Senior Vice President, Finance and Chief Financial Officer	—	—	222,676	145,750	1,167,053	368,596
Peter H. Ingram . . . . President, European Operations	—	—	246,226	107,000	1,466,186	362,360
Kevin McDonough . . . . President, U.S. Operations	—	—	285,600	73,000	1,684,448	256,280

(1) The value realized is based on the fair market value of IXYS's common stock on the date of exercise minus the exercise price.

(2) The valuations are based on the fair market value of IXYS's common stock on March 31, 2004 of $9.40 minus the exercise price of the options.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement, dated as of January 1, 1995, with Dr. Nathan Zommer, its Chief Executive Officer. The agreement provides for, among other things, salaries, bonuses and car allowances as determined by the board of directors. Under the terms of the agreement, the Company agrees to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if the Company terminates Dr. Zommer's employment without cause, Dr. Zommer shall be entitled to receive as severance his monthly salary, incremented one month per year of service to us, to a maximum of twelve months. The agreement also provides Dr. Zommer with a paid annual physical exam and the limited services of a financial advisor.

Dr. Zommer's employment agreement was first amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Dr. Zommer's annual bonus was 40% of his base salary. Under the agreement, his base salary was to be at least $285,000. Dr. Zommer's employment agreement was amended effective February 1, 2004 to extend its term to January 31, 2007. Under the current amendment, Dr. Zommer's salary is $480,000 and his bonus, if any, for fiscal 2005 and thereafter is to be determined by the Board of Directors. If his employment terminates within a year after a change of control event, Dr. Zommer is entitled to receive severance equal to three times his average annual compensation less any change of control bonus previously paid, continued benefits for 18 months and accelerated vesting of all option shares.

The Company entered into an employment agreement, dated as of January 1, 1995, with Mr. Arnold P. Agbayani, formerly the Chief Financial Officer of the Company. The agreement provided for, among other things, salaries, bonuses and car allowances as determined by the board of directors. Under the terms of the agreement, the Company agreed to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provided that if the Company terminated Mr. Agbayani's employment without cause, Mr. Agbayani was entitled to receive as severance his monthly salary, incremented one month per year of service to us, to a maximum of twelve months. The agreement also provided Mr. Agbayani with a paid annual physical exam and the limited services of a financial advisor.

Mr. Agbayani's employment agreement was amended on July 1, 1998 to extend its term to January 31, 2004. In the amended agreement, Mr. Agbayani's annual bonus was 30% of his base salary. Under the agreement, his base salary was to be at least $160,000. In addition, he was eligible for an incentive bonus of three times his annual base salary in the event of a transaction resulting in a change of control of the company. If his employment terminated within a year after a change of control event, Mr. Agbayani was entitled to receive severance equal to three times his average annual compensation, continued benefits for 18 months and accelerated vesting of all option shares. Effective January 1, 2003, Mr. Agbayani's base salary was increased to $220,000. Mr. Agbayani's employment agreement expired on January 31, 2004.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

The Compensation Committee is currently comprised of three non-employee directors: Messrs. Feucht, Kory and Wong. The Committee is responsible for setting and administering the policies that govern annual executive salaries, bonuses (if any) and stock ownership programs.

Compensation Philosophy. The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract and retain the highest quality executive officers and other key employees, reward them for the Company's progress and motivate them to enhance long-term stockholder value. Key elements of this philosophy are as follows:

- The Company pays competitively with comparable semiconductor companies, both inside and outside the power semiconductor industry, with which the Company competes for talent.
- The Company maintains incentive opportunities sufficient to provide motivation and to generate rewards that bring total compensation to competitive levels.
- The Company provides equity-based incentives for executives and other key employees to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners and not just as employees.

Compensation Study. During fiscal 2002, the Compensation Committee engaged an independent executive compensation consulting firm to conduct a study of the compensation of executive officers at comparable semiconductor companies. In preparing its study, the consulting firm considered the compensation at 17 semiconductor companies that were either part of the power semiconductor industry or of a comparable size. Prior to fiscal 2005, the Compensation Committee recommended to the Board the compensation of Dr. Zommer and Mr. Agbayani, which the Board adopted as recommended, and Dr. Zommer determined the cash compensation of the other executive officers. During fiscal 2003, the cash compensation of Dr. Zommer and Mr. Agbayani was set in light of the recommendations of the study and the determination of the Compensation Committee that compensation should be set at about the 75th percentile, relative to that of officers of comparable semiconductor companies. As planned by the Compensation Committee, fiscal 2004 cash compensation was based on the analysis made for the fiscal 2003 cash compensation.

Base Salary. When reviewing base salaries, it is the policy of the Committee to consider individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices. In December 2003, at Dr. Zommer's initiative, the periodic salary payments to the executive officers, including Dr. Zommer and Mr. Agbayani, were reduced by 10%, in light of the adverse conditions then occurring.

---

(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.

Cash Bonus. The cash bonuses paid to Dr. Zommer and Mr. Agbayani in respect of fiscal 2004 consisted of two elements: A bonus for continued employment and a performance bonus. Dr. Zommer and Mr. Agbayani were paid cash bonuses for continued employment in amounts determined in accordance with their employment agreements effective through January 31, 2004. In considering performance bonuses, the Compensation Committee set performance objectives for Dr. Zommer and Mr. Agbayani with respect to the fiscal year. After the completion of the year, the Compensation Committee assessed Dr. Zommer's and Mr. Agbayani's achievement of the performance objectives and awarded additional discretionary bonuses in light of the achievement of those objectives. For Mr. Agbayani, the performance objectives related to internal controls and the elimination of then outstanding material weaknesses and reportable conditions. Mr. Agbayani was determined to have achieved these objectives in whole or in part. Out of a target performance bonus opportunity equal to 27% of his authorized salary, Mr. Agbayani was awarded a performance bonus equal to 94% of the opportunity. Mr. Agbayani's actual level of cash compensation in fiscal 2004 is recorded in the Summary Compensation Table above.

Long-Term Incentives. The Company's long-term incentive program for employees consists of the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan. Stock option grants generally vest over four years at the rate of one-fortieth of the grant per month, following a nine month hiatus from the date of grant. Grants are made at least 100% of fair market value on the date of grant. The Company believes that the vesting provides a strong incentive for employees to remain with the Company. Through option grants, executives and employees receive equity incentives to build long-term stockholder value. Executives receive value from these grants only if the Company's Common Stock appreciates over the long-term. During fiscal 2004, the size of the option grants was determined at the discretion of the Board. The Board awarded grants in order to provide significant links between executive compensation and stockholder interests.

Corporate Performance and Chief Executive Officer Compensation

For fiscal 2004, the Board, at the recommendation of the Compensation Committee, set Dr. Zommer's authorized annual salary at $420,000, an increase of 5% from the prior fiscal year. Dr. Zommer declined to accept the increase in annual salary. Consequently, during fiscal 2004, Dr. Zommer's base salary was initially the same as in fiscal 2003, $400,000 per year. In December 2003, at Dr. Zommer's initiative, Dr. Zommer's periodic salary payments were reduced by 10%, which remained in effect for the rest of fiscal 2004. A bonus for continued employment equal to 40% of his authorized annual salary was awarded in accordance with his amended employment agreement in effect through January 31, 2004, described in this proxy statement under the caption "Employment, Severance and Change of Control Agreements." A target performance bonus opportunity equal to one-third of his authorized annual salary was set. For fiscal 2004, Dr. Zommer's performance objectives related to internal controls, the elimination of then outstanding material weaknesses and reportable conditions, the results of an operating subsidiary and the net income of the Company. Other than the net income objective, the performance objectives were met in whole or in part. Dr. Zommer was awarded a performance bonus equal to 59% of his opportunity. Dr. Zommer's actual level of cash compensation in fiscal 2004 is recorded in the Summary Compensation Table above. In fiscal 2004, Dr. Zommer received an additional stock option grant for 150,000 shares of Common Stock. The Company believes that the amount of the option grant was consistent with competitive practices. The option was granted as incentives for future performance, in light of the fact that most of Dr. Zommer's current equity incentives are fully vested.

Dr. Zommer's employment agreement was amended during fiscal 2004, effective February 1, 2004. In negotiating the amendment, the Compensation Committee sought to reduce the amount of Dr. Zommer's cash compensation that was contractually assured. To this end, the bonus for continued employment, an amount equal to 40% of his authorized annual salary, was eliminated, while Dr. Zommer's authorized annual salary was increased by 14% to $480,000. Under the amended agreement, performance bonuses for Dr. Zommer continue to be at the discretion of the Compensation Committee. It is the Compensation Committee's intention that the amount of the target performance bonus opportunities will be increased in future years in light of the reduction in the amount of contractually assured compensation. Although the amendment was effective as of February 1, 2004, the cash compensation provisions were not applied to fiscal 2004 and Dr. Zommer waived the salary increase approved under the amendment for the last two months of fiscal 2004.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Compensation Committee expects to satisfy the requirements for "performance-based compensation" with respect to compensation awarded to executive officers to the extent then practicable.

Conclusion

Through the steps described above, a significant portion of the Company's executive compensation program, including Dr. Zommer's compensation, is contingent on Company performance, and realization of benefits is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation for a particular time period.

Respectfully submitted on March 1, 2005 by the members of the Compensation Committee of the Board of Directors:

Donald Feucht

Samuel Kory

Kenneth D. Wong

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee for the fiscal year ended March 31, 2004 were Messrs. Feucht, Kory and, prior to his resignation, Mr. Hartmann. Mr. Lee joined the Committee after Mr. Hartmann's resignation and left the Committee after fiscal 2004. None of these individuals or Mr. Wong, who joined the Compensation Committee after fiscal 2004, is an employee or officer of the Company. Mr. Kory was, during the 1980s, a Vice President of a predecessor of the Company. None of the executive officers of the Company serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Board or Compensation Committee of the Company. Mr. Hartmann was, at the time of his service as a director, an employee of ABB, a principal stockholder of the Company during fiscal 2004. Omni Microelectronics, a company majority owned by Mr. Lee, was paid sales commissions, by Samsung Semiconductor, a supplier to the Company, in respect of its transactions with the Company. See "Certain Transactions."

CERTAIN TRANSACTIONS

Stock Purchase Notes. On November 18, 1995, Dr. Zommer and Mr. Agbayani purchased shares of common stock. The shares were paid for with recourse promissory notes in principal amount of $707,238.83 for Dr. Zommer and $51,331.85 for Mr. Agbayani. The note terms provide that quarterly installments of principal and accrued interest are due, and all principal of the notes, plus accrued interest, is due and payable September 15, 2005. The notes bear interest at a rate of 6.25% per annum compounded annually. In the event that either Dr. Zommer or Mr. Agbayani sells shares of our common stock currently held by him, a mandatory prepayment in an amount equal to 30.0% of the net sale proceeds is due from him. In the event of termination of employment, any unpaid principal and interest become due and payable. During fiscal 2004, Dr. Zommer paid $106,086 on his note and Mr. Agbayani paid $17,966 on his note.

Business Relationship Involving Director. Omni Microelectronics, a sales representative company majority owned by Mr. Lee, was paid $652,701 in sales commissions by Samsung Semiconductor on $21.8 million received by Samsung Semiconductor from the Company in respect of fiscal 2004. Samsung Semiconductor serves as a wafer foundry for the Company. Mr. Lee is a director of the Company.

Business Relationship with Principal Stockholder. ABB, Ltd. was one of the Company's principal stockholders. In fiscal year 2004, the Company generated revenues of $2.7 million from sales of products to ABB and to ABB's affiliates for use as components in their products. Mr. Hartmann, an employee of ABB, was a director of the Company until July 2003.

Indemnification Agreements of Directors and Executive Officers. The Company has entered into indemnity agreements with our executive officers and directors containing provisions that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

PERFORMANCE MEASUREMENT COMPARISON[(3)]

The following graph shows the total stockholder return of an investment of $100 in cash for the period from March 31, 1999 through March 31, 2004 for (i) the Company's Common Stock, (ii) the NASDAQ Stock Market and (iii) the Standards & Poor's Semiconductor Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.


1400
1200
1000
800
600
400
200
0
DOLLARS
3/99
3/00
3/01
3/02
3/03
3/04
IXYS CORPORATION
NASDAQ STOCK MARKET (U.S.)
S & P SEMICONDUCTORS

* $100 invested on 3/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

---

(3) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of the Company will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once stockholders have received notice from their broker that the broker will be "householding" communications to the stockholders' address, "householding" will continue until the stockholders are notified otherwise or until the stockholders revoke their consent. If, at any time, stockholders no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, they should notify their broker and direct their written request to Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704 or contact Mr. Sasson at 408-982-0700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Uzi Sasson
Secretary

March 9, 2005

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended March 31, 2004 is available without charge upon written request to: Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704.

IXYS CORPORATION

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose and Policy:

The primary purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of IXYS Corporation, a Delaware corporation (the "Company"), shall be to act on behalf of the Company's Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, internal control over financial reporting and audits of financial statements as well as the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors (the "Auditors") and the performance of the Company's internal audit function. The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication among the Committee, the Auditors and the Company's financial management.

Composition:

The Committee shall be comprised of a minimum of three directors. The members of the Committee will be appointed by, and serve at, the discretion of the Board, and shall satisfy the independence and experience requirements of The Nasdaq Stock Market ("Nasdaq") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

Authority

The Committee shall have authority to appoint, oversee, determine compensation for and pay, at the expense of the Company, the Auditors as set forth in Section 10A(m)(2) under the Securities Exchange Act of 1934, as amended. The Committee shall have authority to retain and determine compensation for and pay, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants. The Committee shall have the authority to direct personnel of the Company to negotiate contracts, explore issues or otherwise perform such activities as the Committee shall deem advisable in fulfilling its responsibilities

Responsibilities:

The Committee shall oversee the Company's financial reporting process on behalf of the Board, and shall have direct responsibility for the appointment, compensation and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible in order to address changing conditions most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. *Evaluation and Retention of Auditors.* To evaluate the performance of the Auditors, to assess their qualifications and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year.

2. *Approval of Audit Engagements.* To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members.

3. *Approval of Non-Audit Services.* To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefore, at the Company's expense, which approval may be pursuant to preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members.

4. *Auditor Conflicts.* At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

5. *Audited Financial Statement Review.* To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission and to recommend whether or not such financial statements should be so included.

6. *Annual Audit Results.* To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and immaterial adjustments not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

7. *Quarterly Results.* To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the Securities and Exchange Commission of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

8. *Accounting Principles and Policies.* To review and discuss with management and the Auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentation, including critical accounting policies and practices, alternative accounting policies available under generally accepted accounting principles related to material items discussed with management and any other significant reporting issues and judgments.

9. *Management Cooperation with Audit.* To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

10. *Management Letters.* To review and discuss with the Auditors and, if appropriate, management, any management letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

11. *National Office Communications.* To review and discuss with the Auditors communications between the audit team and the firm's national office with respect to accounting or auditing issues presented by the engagement.

12. *Disagreements Between Auditors and Management.* To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

13. *Internal Controls Over Financial Reporting.* To discuss with management and the Auditors the results of the Auditors' annual attestation report on management's assessment of internal control over financial reporting and to confer with management and the Auditors regarding the scope, adequacy and effectiveness of the Company's internal control over financial reporting.

14. *Internal Audit Function.* To oversee the internal audit function of the Company, which shall report to the Committee, to interview and approve the employment of the head of the internal audit function and to set the budget of the internal audit function. Subject to the authority of the Committee, the Chief Financial Officer shall manage the internal audit function.

15. *Section 404 of Sarbanes-Oxley Act of 2002.* To determine and approve engagements of accountants and consultants in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations, including the negotiation and execution, on behalf of the Company, of engagement letters for such accountants and consultants, and to evaluate the performance of such accountants and consultants.

16. *Separate Sessions.* Periodically, to meet in separate sessions with the Auditors, personnel responsible for the internal audit function and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

17. *Complaint Procedures.* To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

18. *Regulatory and Accounting Initiatives.* To review with counsel, the Auditors and management, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements if, in the judgment of the Committee, such review is necessary or appropriate.

19. *Ethical Compliance.* To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Ethical Conduct, including review and approval of related-party transactions as required by Nasdaq rules.

20. *Investigations.* To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

21. *Proxy Report.* To prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

22. *Annual Charter Review.* To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

23. *Report to Board.* To report to the Board of Directors with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the performance or independence of the

Company's Auditors, the performance of the Company's internal audit function or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

24. *General Authority.* To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Meetings and Operation:

The Committee will hold at least four regular meetings per year and additional meetings, as the Committee deems appropriate. The operation of the Committee shall be subject to the provisions of the Bylaws of the Company, as in effect from time to time, and to Section 141 of the Delaware General Corporation Law.

Minutes and Reports:

Minutes of each meeting shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Committee shall report to the Board from time to time, or whenever so requested by the Board.

The Audit Committee has the responsibilities and powers set forth in this charter, but does not have responsibility to prepare the financial statements, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or to plan or conduct audits. Management has the responsibility for preparing the financial statements, implementing internal controls and determining that the financial statements are in accordance with generally accepted accounting principles. The independent auditors have the responsibility for planning and conducting audits of the financial statements and monitoring the effectiveness of the internal controls. The review of the financial statements by the Audit Committee is not of the same quality as any audit performed by the independent auditors.


IXYS

ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED MARCH 31, 2004

Annual Report

(This page intentionally left blank)

IXYS CORPORATION

ANNUAL REPORT TO STOCKHOLDERS
FOR THE FISCAL YEAR ENDED MARCH 31, 2004

TABLE OF CONTENTS

* See page 8 of the accompanying Proxy Statement.

Forward-Looking Statements

This Annual Report to Stockholders contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income and the need for additional capital. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders, and other factors discussed below and under the caption "Risk Factors" in our Form 10-Q for the quarter ended December 31, 2004. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments.

IXYS Profile

We are a leading multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors and advanced mixed signal integrated circuits, or ICs. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal oxide silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In fiscal 2004, power semiconductors constituted approximately 72.6% of our revenues, which included 31.4% from power MOS transistors and 41.2% from bipolar products.

We design and sell integrated circuits, or ICs, that have applications in telecommunications, display products, and power management. In fiscal 2004, ICs constituted approximately 17.6% of our revenues.

We also design and sell RF power, or radio frequency power, devices that switch electricity at the high rates required by circuitry that generates radio frequencies.

IXYS's power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for communications infrastructure applications such as wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications such as industrial transportation, robotics, automation, and process control equipment;
- plasma display panels;
- medical electronics for sophisticated applications, such as defibrillators and MRI and CT equipment; and
- renewable energy sources like wind turbines and solar systems.

Our mixed signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, organic light emitting diode, or OLED, and advanced liquid crystal displays, medical electronics and defense aerospace systems. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics.

We design our products primarily for industrial and business applications, rather than for use in personal computers, or mobile phones. In fiscal 2004, we sold our products to over 2,000 customers worldwide. Our major customers include ABB, Astec, Delta Electronics, Eupec, General Electric, Guidant, Huawei, LG, Medtronics, Samsung, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, Hewlett-Packard, IBM, Motorola and Sun Microsystems.

With the growth in telecommunications, data communications and wireless communications, the demand for analog and mixed signal ICs and RF power semiconductors has grown. Our mixed signal ICs address the interface between telecommunication and data communication components, both in the central office and in gateway applications, especially with the increased use of the Internet protocol, or IP. Our RF power semiconductors are used in wireless infrastructure and in other microwave communication applications. Technical advancement in the communication industries is expected to drive the demand for higher performance semiconductors.

Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities

The following table presents, for the periods indicated, the high and low sale prices per share of our common stock as reported by The Nasdaq National Market:

	High	Low
Fiscal year ending March 31, 2004		
First Quarter	$ 8.70	$5.16
Second Quarter	$11.44	$6.02
Third Quarter	$10.55	$7.05
Fourth Quarter	$11.55	$8.02
Fiscal year ending March 31, 2003		
First Quarter	$12.00	$4.68
Second Quarter	$ 5.78	$4.00
Third Quarter	$ 7.70	$4.01
Fourth Quarter	$ 7.38	$5.07

The number of record holders of our common stock as of May 15, 2004 was 406.

Dividends

To date, we have never declared or paid cash dividends.

Securities Authorized for Issuance under IXYS Equity Compensation Plans

The information in the following table is as of March 31, 2004:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	5,248,449(1)	$6.28	3,169,118
Equity compensation plans not approved by security holders	—	—	—
Total	5,248,449	$6.28	3,169,118

(1) Includes options to purchase 439,275 shares of our common stock with a weighted average exercise price of $12.08 that were assumed in business combinations. It is our understanding that the stockholders of the acquired companies approved the plans from which these options were granted.

On September 5, 2003, we consummated the acquisition of Microwave Technology, Inc. by merger. In exchange for the capital stock of Microwave Technology, Inc. we issued approximately 767,000 shares of our common stock and assumed options exercisable for approximately 26,000 shares of our common stock. The merger was exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933.

Selected Financial Data

The following selected consolidated financial information should be read in conjunction with our Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data for the years ended March 31, 2004, 2003 and 2002 and the balance sheet data as of March 31, 2004 and 2003 are derived from our consolidated financial statements included elsewhere in this Annual Report to Stockholders. The statements of operations data for the years ended March 31, 2001 and 2000 and the balance sheet data as of March 31, 2002, 2001 and 2000 are derived from our consolidated financial statements that are not included in this Annual Report to Stockholders. Historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended March 31,				
	2004	2003(1)	2002(2)	2001	2000
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net revenues	$187,442	$136,111	$82,821	$111,389	$76,627
Cost of goods sold	143,948	107,371	56,918	69,967	49,290
Gross profit	43,494	28,740	25,903	41,422	27,337
Operating expenses:					
Research, development and engineering	15,811	12,846	5,728	6,081	4,668
Selling, general and administrative	29,707	27,721	12,884	13,959	11,450
Restructuring charge	—	750	—	—	—
Total operating expenses	45,518	41,317	18,612	20,040	16,118
Operating income (loss)	(2,024)	(12,577)	7,291	21,382	11,219
Other income (expense):					
Interest income (expense), net	310	720	1,318	1,030	(417)
Gain (loss) on foreign currency transactions	(821)	(1,249)	(46)	119	184
Litigation and associated expense	(2,843)	(4,716)	(4,635)	(738)	—
Other income (expense), net	(695)	(39)	(806)	115	(199)
Income (loss) before provision for income taxes	(6,073)	(17,861)	3,122	21,908	10,787
Benefit from (provision for) income taxes	1,641	5,716	(1,184)	(8,321)	(3,888)
Net income (loss)	$ (4,432)	$(12,145)	$ 1,938	$ 13,587	$ 6,899
Net income (loss) per share — basic	$ (0.14)	$ (0.39)	$ 0.07	$ 0.54	$ 0.29
Weighted average shares used in per share calculation basic	32,434	30,889	26,745	25,239	23,970
Net income (loss) per share — diluted	$ (0.14)	$ (0.39)	$ 0.07	$ 0.49	$ 0.28

	Year Ended March 31,				
	2004	2003(1)	2002(2)	2001	2000
		(In thousands, except per share amounts)			
Weighted average shares used in per share calculation — diluted	32,434	30,889	29,004	27,774	24,826

(1) During fiscal 2003, we completed our acquisition of Clare, Inc.

(2) During fiscal 2002, we completed our acquisition of Westcode Semiconductors, Ltd.

	Year Ended March 31,				
	2004	2003	2002	2001	2000
			(In thousands)		
Selected Operating Data:					
Gross profit margin	23.2%	21.1%	31.3%	37.2%	35.7%
Depreciation and amortization	$11,186	$ 9,297	$ 5,835	$ 3,409	$3,352
Balance Sheet Data:					
Cash and cash equivalents	42,058	40,094	32,111	44,795	9,455
Working capital	96,246	95,425	81,399	82,007	30,345
Total assets	198,269	183,057	124,560	127,414	63,045
Total long-term debt	157	155	118	—	5,544
Total stockholders' equity	145,531	138,809	95,219	92,724	30,897

Management's Discussion and Analysis of Financial Condition and Results of Operations

For an understanding of the significant factors that influenced our performance during the past three years, the following discussion should be read in conjunction with the consolidated financial statements and the other information appearing elsewhere in this report.

Overview

We are a leading company in the design, development, manufacture and marketing of high power, high performance power semiconductors. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 500 watts of power.

We design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal ICs are at the interface of telecommunication components in the network and at the gateway to the network. Our mixed signal ASICs address the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors.

Our RF power products enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

In fiscal year 2004, United States sales represented approximately 33.1% and international sales represented approximately 66.9%, of our net revenues. Of our international sales, approximately 56.8% were derived from sales in Europe and the Middle East, approximately 38.4% were derived from sales in Asia and approximately 4.8% were derived from sales in the Americas other than the United States. No single end customer accounted for more than 10% of our net revenues in fiscal year 2004.

In September 2003, we acquired Microwave Technology, Inc., a manufacturer of gallium arsenide RF power semiconductors. We issued approximately 767,000 shares and assumed options exercisable for approximately 26,000 shares. The products of Microwave Technology substantially increase our offerings and presence in RF power semiconductors.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements.

Allowance for sales returns. We maintain allowances for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, our actual returns and allowances do not fluctuate significantly from period to period, and our returns provisions have historically been reasonably accurate.

Allowance for doubtful accounts. We maintain allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventory is dependent on our estimate of future demand as it relates to historical sale, and, if our projected demand is over estimated, we may be required to adjust our inventory value. Our inventories include high technology parts and components that are specialized in nature or subject to technological obsolescence. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our historical sales. We perform an analysis of inventory and compare the sales for the preceding year(s). To the extent we have inventory in excess of a pre-determined number of years, generally not more than 2 years, we recognize a write down for excess and obsolete inventory. Our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than three years old. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we make different judgments or utilize different estimates, the amount and timing of our inventory write downs may be materially different.

Warranty. Our products are generally subject to warranty and we provide for the estimated future costs of repair, replacement or customer accommodation upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenues and assumes that we have to replace products subject to a claim. For new products, we use our historical percentage for the appropriate class of product. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Valuation of Property, Plant, Equipment, and Intangible Assets. We regularly evaluate the recoverability of our property, plant and equipment and intangible assets in accordance with Statement of Financial

Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position.

Revenue Recognition. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Reserves for sales returns and allowances are recorded at the time of shipment. Our management must make estimates of potential future product returns and allowance for so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical returns discounts and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

For our nonrecurring engineering, or NRE, related to engineering work performed by our Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Micronix to perform engineering work for a fixed fee. Micronix records fixed-fee payments during the development phase from customers in accordance with Emerging Issues Task Force, or EITF, Abstracts 99-5, "Accounting for Pre-production Costs Related to Long-term Supply Arrangements." Micronix records research and development costs as expenses are incurred. Micronix then credits research and development expenses for payments made by the customer. Up-front payments made by the customer are initially recorded as customer deposits and are charged to the statement of income as expenses for the project as costs are incurred.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Goodwill. We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill. In determining whether there is an impairment of goodwill, we calculate the estimated fair value of our company based on the closing sales price of our common stock and projected discounted cash flows as of the date we perform the impairment tests. We allocate a portion of the total fair value to different reporting units based on discounted cash flows. We then compare the resulting fair values of our reporting units to their respective net book values, including goodwill. If the net book value of our company exceeds its fair value, we measure the amount of the impairment loss by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit's goodwill exceeds its implied fair value, we recognized a goodwill impairment loss. We perform this impairment test annually and whenever facts and circumstances indicate that there is a possible impairment of goodwill. We completed the required annual impairment test, which resulted in no impairment for fiscal year 2004. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken. To date, our goodwill has not been considered to be impaired based on the results of this first step.

Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. A valuation allowance is required to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

Defined Benefit Plans. We maintain pension plans covering certain of our employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the fiscal years indicated and the percentage change in such data from year to year.

	Years Ended March 31,				
	2004	% Increase from 2003 to 2004	2003	% Increase from 2002 to 2003	2002
Net revenues	$187,442	37.7	$136,111	64.3	$82,821
Cost of goods sold	143,948	34.1	107,371	88.6	56,918
Gross profit	43,494	51.3	28,740	11.0	25,903
Operating expenses:					
Research, development and engineering	15,811	23.1	12,846	124.3	5,728
Selling, general and administrative	29,707	7.2	27,721	115.2	12,884
Restructuring charge	—	NM	750	NM	—
Total operating expenses	45,518	10.2	41,317	122.0	18,612

NM indicates not meaningful.

The following table sets forth certain financial data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2004 % of Net Revenues	2003 % of Net Revenues	2002 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	76.8	78.9	68.7
Gross profit	23.2	21.1	31.3
Operating expenses:			
Research, development and engineering	8.4	9.4	6.9
Selling, general and administrative	15.8	20.4	15.6
Restructuring charge	—	0.6	—
Total operating expenses	24.2	30.4	22.5
Operating income (loss)	(1.0)	(9.3)	8.8
Other expense, net	(2.2)	(3.9)	(5.0)
Income (loss) before provision for (benefit from) income tax	(3.2)	(13.2)	3.8
Benefit from (provision for) income tax	0.9	4.2	(1.4)
Net income (loss)	(2.3)	(9.0)	2.4

Revenues.

The increase in net revenues from fiscal 2003 to fiscal 2004 is primarily related to increased sales to traditional markets, the inclusion of revenues from acquired entities and the addition of revenues from new markets, including the plasma display panel market. The growth in revenues includes an approximate 27.0% increase in units shipped in fiscal 2004 in our traditional markets as compared to fiscal 2003, offset in part by an approximate 3.2% decrease in average selling prices across our traditional markets. The increase in net revenues from fiscal 2002 to fiscal 2003 is primarily due to the inclusion of revenues from acquired entities and includes an approximate 3.4% increase in units shipped in fiscal 2003 in our traditional markets as compared to fiscal 2002 and an approximate 4.1% increase in average selling prices across our traditional markets.

Gross Profit.

Gross profit in terms of dollars increased from fiscal 2003 to fiscal 2004 primarily as a result of the related increase in revenues. As a percentage of revenues, margins improved from fiscal 2003 to fiscal 2004 principally because of the addition of higher margin RF power product lines, partially offset by provisions for excess and obsolete inventory and scrap. In addition, the 2004 gross margin was negatively impacted by changes in the product mix, since much of our sales in new markets had lower gross margins. Gross profit increased from fiscal 2002 to fiscal 2003 primarily due to the addition of revenue from acquired entities. The decrease in margin from fiscal 2002 to fiscal 2003 was primarily due to a $7.3 million write down of excess inventories and an increase in unabsorbed manufacturing overhead from acquired entities, offset by an approximate 4.1% increase in average selling prices across our traditional markets.

Research, Development and Engineering.

From fiscal 2003 to fiscal 2004, research, development and engineering expenses increased as we funded additional development projects to support our growth in revenues, but declined as a percentage of revenues due to our revenue growth. Although we expect an increase in research, development and engineering expenses as we fund more development projects, we do not expect a material increase in such expenses when expressed as a percentage of revenues. In fiscal 2003 as compared to fiscal 2002, the dollar and percentage increases were due to the addition of the Clare and Westcode engineering teams.

Selling, General and Administrative.

In fiscal 2004, our selling, general and administrative expenses increased, principally due to an increase in sales commissions corresponding to our growth in revenues, expenses associated with the implementation of mandated internal controls and writeoffs for vacated offices. Selling, general and administrative expenses declined as a percentage of revenues from fiscal 2003 to fiscal 2004 principally as a result of our continuing efforts to control costs, combined with the impact of our growth in revenues. While selling, general and administrative expenses may increase in future periods, we do not expect a material increase in such expenses when expressed as a percentage of revenue. The dollar and percentage increases in fiscal 2003 as compared to fiscal 2002 were caused mainly by the acquisition of Clare and Westcode.

Restructuring.

In June 2002, we adopted a corporate restructuring program to reduce expenses and preserve our cash. The restructuring mainly related to a reduction in the workforce designed to eliminate redundant positions at Clare. The restructuring charge, which consists mainly of involuntary employee separation costs of $750,000, was recorded in operating expense during fiscal 2003. The separation cost was for 33 employees worldwide: 5 in sales and marketing, 7 in research and development, 3 in general and administrative and 9 in operations functions in the United States; and 8 in sales and marketing and 1 in general and administrative outside the United States.

Other Expense, Net.

Other expense, net, including loss on foreign currency transactions and interest income (expense), in fiscal 2004 was $4.0 million, as compared to $5.3 million in fiscal 2003 and $4.2 million in fiscal 2002. Other expense, net decreased in fiscal 2004 due to a decrease in litigation associated expenses and a decrease in foreign currency transaction losses. Other expense, net increased in fiscal 2003 primarily due to the fluctuation in the Euro and UK pound sterling against the US dollar.

Benefit from (Provision For) Income Taxes.

In fiscal 2004, the benefit from income taxes reflected an effective tax rate of 27%, as compared to a benefit from income taxes reflecting an effective tax rate of 32% in fiscal 2003. The lower tax benefit rate for fiscal 2004, as compared to 2003, was primarily related to an increase in the state and foreign tax provisions. The lower tax benefit rate for fiscal 2003, as compared to fiscal 2002, was primarily related to income tax allowances related to losses incurred in certain foreign jurisdictions.

Liquidity and Capital Resources

Cash and Cash Equivalents. As of March 31, 2004, cash and cash equivalents were $42.1 million, as compared to $40.1 million at March 31, 2003 and $32.1 million at March 31, 2002. The increase in cash and cash equivalents during fiscal 2004 was primarily due to cash generated by operations. The increase in cash and cash equivalents during fiscal 2003 was primarily due to cash received in the acquisition of Clare. Over the past three fiscal years, the cash generated by our operations has provided sufficient liquidity for our needs.

Cash flows from operating activities. Net cash provided by operating activities in fiscal 2004 was $5.7 million, as compared to $2.4 million in fiscal 2003 and $2.2 million in fiscal 2002. The principal working capital use of cash was to fund accounts receivable. Accounts receivable increased from March 31, 2003 to March 31, 2004 by 54.3%, primarily due to higher revenues. No one customer accounted for more than 10% of our revenues during fiscal 2004 or 10% of our receivables at March 31, 2004. Our inventory at March 31, 2004 was largely unchanged from March 31, 2003, decreasing 2.3% from year to year. During fiscal 2003, working capital was principally used to fund increases in receivables and inventory, primarily due to the acquisition of

Clare and increasing revenues. In fiscal 2002, working capital was principally used to increase inventory, as receivables declined with reduced revenues.

Cash flows from investing activities. We used $3.2 million in net cash for investing activities during fiscal 2004, as compared to $2.0 million provided by investing activities in fiscal 2003 and $15.8 million used for investing activities in fiscal 2002. During fiscal 2004, we spent $4.9 million in capital expenditures, as compared to $5.5 million in 2003 and $7.5 million in 2002. We expect capital expenditures during fiscal 2005 to continue at about the same level as it has been for the past three fiscal years. Our fiscal 2003 cash flows for investing activities reflected the cash acquired with Clare, while our fiscal 2002 cash flows for investing activities reflected the cash used to acquire Westcode.

Cash flows from financing activities. For 2004, net cash used in financing activities was $1.1 million, as compared to net cash provided by financing activities of $2.7 million in fiscal 2003 and $1.1 million in fiscal 2002. During the three years, we used cash from financing activities principally to pay capital lease obligations. In fiscal 2004, sources of cash from financing activities included the exercise of stock options and proceeds from purchases under the employee stock purchase plan. In fiscal 2003, the principal sources of cash from financing activities were proceeds from capital lease obligations and loans; while in fiscal 2002, the principal source was proceeds from capital lease obligations.

Lines of credit. Another potential source of liquidity is borrowings under existing lines of credit. At March 31, 2004, we had available credit aggregating $4.3 million.

Debt. At March 31, 2004, our debt, consisting of capital lease obligations, notes payable to bank and loan payable was $7.3 million, representing 17.4% of our cash and cash equivalents and 5.0% of our stockholders equity. Over the past three fiscal years, satisfying our payment obligations for debt has not materially affected our ability to fund our operating needs.

As of March 31, 2004, we had $42.1 million in cash and cash equivalents. We believe that these balances, including interest to be earned thereon, and borrowings available under our credit facilities will be sufficient to fund our working and other capital requirements, including potential investments in other companies and other assets to support the strategic growth of our business, over the next twelve months. In the ordinary course of business, we evaluate opportunities to acquire businesses, products and technologies and we expect to use our cash to fund these types of activities in the future. In the event additional needs for cash arise, we may raise additional funds from a combination of sources including the potential issuance of debt or equity securities. Additional financing might not be available on terms favorable to us, or at all, particularly in light of the recent decline in the capital markets. If adequate funds were not available or were not available on acceptable terms, our ability to take advantage of unanticipated opportunities or respond to competitive pressures could be limited.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2004 to make future payments under contracts are set forth below:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Short Term Debt Obligations	$ 800	$ 800	$ —	$ —	$ —
Capital Lease Obligations	6,351	3,447	2,818	86	—
Operating Lease Obligations	15,946	4,151	3,140	2,176	6,479
Pension Obligations	12,059	706	1,791	1,844	7,718
Purchase Obligations	5,832	5,832	—	—	—
Other Liabilities	157	—	—	—	157
Total	$41,145	$14,936	$7,749	$4,106	$14,354

On September 22, 2000, IXYS Corporation entered into a guaranty for $5.0 million in favor of Commerzbank AG to obtain a line of credit granted by Commerzbank AG to IXYS Semiconductor GmbH. At March 31, 2004, the line of credit was $5.0 million.

New Accounting Standards

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made: as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; in connection with other FASB projects dealing with financial instruments; and in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. We adopted SFAS No. 149 during 2003. The adoption of SFAS No. 149 will not have a material impact on our financial position and results of operations.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS No. 150 during 2003. The adoption of this standard did not have a material impact on our financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We believe that the adoption of this standard will not have a material impact on our financial position, results of operations or cash flows.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106," effective for fiscal years beginning after December 15, 2002, subject to certain exemptions. SFAS 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. We adopted SFAS 132 (revised 2003) as of January 1, 2003. The effect of the adoption of this Statement was not material.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we have on occasion utilized derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes. We place our investment portfolio primarily in debt instruments of the United States government and high quality corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may product less income than anticipated if interest rates fall. As a result, changes in interest rates may cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income. Our investment portfolio is categorized as available-for-sale and accordingly is presented at fair value on the balance sheet.

We manage our exposure to interest rate, market and credit risk in the investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in our investment portfolio.

We are also exposed to short-term fluctuations in interest rates as our lines of credit have variable interest rates. An increase in interest rates would have an adverse impact on our interest expense. However, our cash and marketable securities greatly exceed the balances that we borrow through lines of credit and, if necessary to limit the burden of interest expense, we could reduce our borrowing.

During the year ended March 31, 2004, the effects of changes in interest rates on the fair market value of our marketable investment securities and our earnings were insignificant. The impact on the fair market value of our securities and our earnings from a hypothetical 100 basis point adverse change in interest rates as of the end each of fiscal 2004 and 2003 would not have been significant.

International revenues from our foreign subsidiaries were approximately 46.2% of total revenues in fiscal year 2004. These revenues come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our foreign subsidiaries also incur most of their expenses in the local currency. Certain of our foreign subsidiaries use their respective local currencies as their functional currency.

Although we have entered into a limited number of foreign exchange forward contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward contracts we have entered into generally have original maturities ranging from one to three months. We do not enter into foreign exchange forward contracts for trading purposes. We do not expect gains or losses on these contracts to have a material impact on our financial results.

It is possible that our future financial results could be directly affected by changes in foreign currency exchange rates, and the prices of our products would become more expensive in a particular foreign market if the value of the U.S. dollar, the Euro or the British pound rises in comparison to the local currency, which may make it more difficult to sell our products in that market. We will continue to face foreign currency exchange risk in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets. A hypothetical 10% adverse change in the value of the Euro against the U.S. dollar and the British pound against the U.S. dollar would have had the effect of reducing our annual net income as of the end of each of fiscal 2004 and 2003 by an amount less than $1.0 million.

Because of the operation of the foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net income.

IXYS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IXYS Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of IXYS Corporation and its subsidiaries at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
May 18, 2004

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2004	March 31, 2003
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,058	$ 40,094
Restricted cash	1,141	2,748
Accounts receivable, net of allowance for doubtful accounts of $2,654 in 2004 and $3,169 in 2003	33,131	21,475
Inventories	48,055	49,162
Prepaid expenses and other current assets	1,710	943
Deferred income taxes	7,769	10,285
Total current assets	133,864	124,707
Property, plant and equipment, net	26,369	28,715
Other assets	7,310	5,655
Deferred income taxes	9,503	2,563
Goodwill	21,223	21,417
Total assets	$198,269	$183,057
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 3,447	$ 3,238
Notes payable to bank	800	700
Accounts payable	15,277	11,177
Accrued expenses and other liabilities	18,094	14,167
Total current liabilities	37,618	29,282
Capitalized lease obligations, net of current portion	2,904	4,887
Loan payable	157	155
Pension liabilities	12,059	9,924
Total liabilities	52,738	44,248
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 33,018,675 issued and 32,923,373 outstanding in 2004 and 31,957,182 issued and 31,861,880 outstanding in 2003	331	320
Additional paid-in capital	151,074	144,835
Deferred compensation	(10)	(26)
Notes receivable from stockholders	(1,388)	(913)
Accumulated deficit	(10,750)	(6,318)
Accumulated other comprehensive income	6,721	1,358
Less cost of treasury stock: 95,302 common shares in 2004 and 2003	(447)	(447)
Total stockholders' equity	145,531	138,809
Total liabilities and stockholders' equity	$198,269	$183,057

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Net revenues	$187,442	$136,111	$82,821
Cost of goods sold	143,948	107,371	56,918
Gross profit	43,494	28,740	25,903
Operating expenses:			
Research, development and engineering	15,811	12,846	5,728
Selling, general and administrative	29,707	27,721	12,884
Restructuring	—	750	—
Total operating expenses	45,518	41,317	18,612
Operating income (loss)	(2,024)	(12,577)	7,291
Other income (expense):			
Interest income	615	910	1,509
Interest expense	(305)	(190)	(191)
Loss on foreign currency transactions	(821)	(1,249)	(46)
Litigation and associated expense	(2,843)	(4,716)	(4,635)
Other income (expense)	(695)	(39)	(806)
Income (loss) before income tax	(6,073)	(17,861)	3,122
Benefit from (provision for) income tax	1,641	5,716	(1,184)
Net income (loss)	$ (4,432)	$(12,145)	$ 1,938
Net income (loss) per share — basic	$ (0.14)	$ (0.39)	$ 0.07
Weighted average shares used in per share calculation — basic	32,434	30,889	26,745
Net income (loss) per share — diluted	$ (0.14)	$ (0.39)	$ 0.07
Weighted average shares used in per share calculation — diluted	32,434	30,889	29,004

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
	2004	2003	2002
		(In thousands)	
Net income (loss)	$(4,432)	$(12,145)	$1,938
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	3,915	2,530	81
Comprehensive income (loss)	$ 517	$ (9,615)	$2,019

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Amount	Additional Paid-In Capital	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
					(In thousands)				
Balances, March 31, 2001	26,642	$267	$ 91,875	$ (823)	$ 3,889	$ —	$(2,482)	$ (2)	$ 92,724
Exercise of stock options	196	2	598	—	—	—	—	—	600
Issuance of common stock under Employee Stock Purchase Plan	44	1	312	—	—	—	—	—	313
Repurchase of common stock	(75)	—	—	—	—	—	—	(445)	(445)
Issuance of notes receivable	—	—	—	(30)	—	—	—	—	(30)
Foreign currency translation adjustments	—	—	—	—	—	—	119	—	119
Net income	—	—	—	—	1,938	—	—	—	1,938
Balances, March 31, 2002	26,807	270	92,785	(853)	5,827	—	(2,363)	(447)	95,219
Exercise of stock options	130	1	443	—	—	—	—	—	444
Issuance of common stock under Employee Stock Purchase Plan	31	—	207	—	—	—	—	—	207
Issuance of common stock for the acquisition of Clare, Inc.	4,894	49	51,350	—	—	—	—	—	51,399
Interest accrued on notes receivable	—	—	—	(60)	—	—	—	—	(60)
Deferred compensation	—	—	50	—	—	(50)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	24	—	—	24
Foreign currency translation adjustments	—	—	—	—	—	—	3,721	—	3,721
Net loss	—	—	—	—	(12,145)	—	—	—	(12,145)
Balances, March 31, 2003	31,862	320	144,835	(913)	(6,318)	(26)	1,358	(447)	138,809
Exercise of stock options	233	2	841	—	—	—	—	—	843
Issuance of common stock under Employee Stock Purchase Plan	62	1	561	—	—	—	—	—	562
Issuance of common stock for the acquisition of Microwave Technology, Inc.	767	8	4,348	—	—	—	—	—	4,356
Interest accrued on notes receivable	—	—	475	(475)	—		—	—	—
Deferred compensation	—	—	14	—	—	(14)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	30	—	—	30
Foreign currency translation adjustments	—	—	—	—	—	—	5,363	—	5,363
Net loss	—	—	—	—	(4,432)	—	—	—	(4,432)
Balances, March 31, 2004	32,924	$331	$151,074	$(1,388)	$(10,750)	$(10)	$ 6,721	$(447)	$145,531

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2004	2003	2002
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$(4,432)	$(12,145)	$ 1,938
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,186	9,297	5,835
Provision for accounts receivable	1,433	8,024	7,029
Provision for excess and obsolete inventories	2,057	7,258	790
(Gain) loss on disposal of fixed assets	4	240	287
(Loss) gain on foreign currency transactions	670	(1,713)	(318)
Deferred income taxes	(4,424)	(3,067)	861
Changes in operating assets and liabilities:			
Accounts receivable	(10,434)	(6,799)	6,445
Inventories	2,253	2,987	(8,574)
Prepaid expenses and other current assets	144	89	(71)
Other assets	(618)	(1,742)	1,140
Accounts payable	2,096	(527)	(7,356)
Accrued expenses and other liabilities	4,828	379	(5,603)
Pension liabilities	916	123	(252)
Net cash provided by operating activities	5,679	2,404	2,151
Cash flows from investing activities:			
Restricted cash decrease (increase)	1,607	(321)	182
Purchases of plant and equipment	(4,901)	(5,491)	(7,502)
Acquisition of Microwave Technology, Inc., net of cash acquired	143	—	—
Acquisition of Westcode Semiconductor, Ltd., net of cash acquired	—	—	(8,529)
Acquisition of Clare, Inc., net of cash acquired	—	7,843	
Other	—	—	6
Net cash provided by (used in) investing activities	(3,151)	2,031	(15,843)
Cash flows from financing activities:			
Proceeds from capital lease obligations	1,222	2,981	4,249
Principal payments on capital lease obligations	(3,918)	(2,928)	(2,734)
Repayment of notes payable to bank	(10)	—	(54)
Issuance of loans	—	—	(926)
Proceeds from notes receivables	212	—	99
Proceeds from loans	—	1,931	—
Proceeds from issuance of common stock under the employee stock purchase plan	562	207	313
Proceeds from exercise of stock options	843	506	600
Purchase of treasury stock	—	—	(445)
Net cash provided by (used in) financing activities	(1,089)	2,697	1,102
Effect of foreign exchange rate fluctuations on cash and cash equivalents	525	851	(94)
Net increase (decrease) in cash and cash equivalents	1,964	7,983	(12,684)
Cash and cash equivalents at beginning of year	40,094	32,111	44,795
Cash and cash equivalents at end of year	$42,058	$ 40,094	$ 32,111
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for interest	$ 138	$ —	$ 191
Cash paid during the period for income taxes	$ 108	$ 1,256	$ 3,694
Accrued interest on notes receivable	$ 476	$ 60	$ —
Supplemental Schedule of Noncash Investing and Financing Activities:			
Purchase of fixed assets under capital lease	$ 683	$ 116	$ 621
Common stock issued for Microwave Technology, Inc. net assets	$ 4,356	—	$ —
Common stock issued for Clare, Inc. net assets	$ —	$ 51,399	$ —

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of IXYS:

IXYS Corporation ("IXYS" or the "Company") designs, develops, manufactures and markets power semiconductors and digital and analog integrated circuits ("ICs"). Power semiconductors are used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS")) and medical electronics. IXYS's power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS's target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. IXYS's power semiconductors include power metal oxide silicon field effect transistors ("Power MOSFETs"), insulated gate bipolar transistors ("IGBTs"), thyristors and rectifiers, including fast recovery epitaxial diodes ("FREDs"). IXYS's ICs include solid state relays ("SSRs") for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and power MOSFET and IGBT drivers.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all significant intercompany balances and transactions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS's estimates.

Foreign Currency Translation:

The local currency is considered to be the functional currency of IXYS's wholly owned international subsidiaries, IXYS Semiconductor GmbH ("IXYS GmbH"), IXYS Berlin GmbH ("IXYS Berlin") and Westcode Semiconductors Limited ("Westcode"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH, IXYS Berlin and Westcode into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. Foreign currency transaction gains and losses are included as a component of non-operating income and expense.

Cash Equivalents:

IXYS considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Reclassifications:

Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the current year's presentation. Such reclassifications had no effect on previously reported results of operations or stockholders' equity.

Inventories:

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are stated at the lower of cost or market value. Inventory cost is computed on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis). Work in process and finished goods inventory are determined to be saleable based on a demand forecast within a specific time horizon, generally 12 to 24 months. Inventories in excess of saleable amounts are not valued.

Property, Plant and Equipment:

Property, plant and equipment, including equipment under capital leases, is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to five years for equipment and twenty years for plant. Upon disposal, the assets and related accumulated depreciation are removed from IXYS's accounts and the resulting gains or losses are reflected in the statements of operations.

IXYS evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected cash flows derived for an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which IXYS operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

Goodwill and Other Intangible Assets:

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," IXYS is required to perform an annual impairment test for goodwill. SFAS No. 142 requires IXYS to compare the fair value of the Company to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the Company is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value. The fair value for goodwill is determined based on discounted cash flows.

Other intangible assets are recorded at cost and amortized over periods ranging from 3 months to 6 years.

Revenue Recognition:

Revenue from power semiconductor and IC product sales is recognized upon shipment, provided that a signed purchase order was received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival. Reserves for warranties are recorded at the time of shipment for amounts necessary to replace or repair products during the warranty period, which is generally one year.

Revenue from nonrecurring engineering, or NRE, relating to engineering work performed for a fixed fee to design chip prototypes that will later be used to produce required units, is recognized in accordance with Emerging Issues Task Force ("EITF") Abstracts 99-5, "Accounting for Pre-production Costs Related to

Long-term Supply Arrangements." The Company records research and development costs as expenses are incurred and then credits research and development expenses for payments made by the customer. Up-front payments made by the customer are initially recorded as customer deposits and are charged to the statement of income as expenses for the project as costs are incurred.

Foreign Exchange Contracts:

Although the majority of IXYS's transactions are in U.S. Dollars, IXYS enters into currency forward contracts to manage foreign currency exchange risk associated with its operations. From time to time, IXYS purchases short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed three months. IXYS does not purchase short-term forward exchange contracts for trading purposes. The Company elected not to designate these forward exchange contracts as accounting hedges and any changes in fair value have been recorded through the results of operations.

Warranty:

IXYS accrues for estimated warranty costs upon shipment of products in accordance with SFAS No. 5, "Accounting for Contingencies." Actual warranty costs incurred have not materially differed from those accrued. IXYS's warranty policy is effective for shipped products which are considered defective or fail to meet the product specifications. IXYS analyzes historical claims compared to historical revenue in evaluating the adequacy of the warranty allowance. Warranty costs are reflected in the income statement as a cost of revenues. A reconciliation of the changes in the warranty liability for the years ended March 31, 2004 and 2003 follows (in thousands):

	March 31,	
	2004	2003
Warranty accrual at the beginning of the year	$ 600	$ 600
Accruals for warranties issued during the year	816	567
Settlements made during the year	(638)	(480)
Translation adjustment	78	(87)
Warranty accrual at the end of the year	$ 856	$ 600

Defined Benefit Plans:

IXYS maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties.

Advertising:

IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 2004, 2003 and 2002 was $408,000, $657,000 and $299,000, respectively.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

IXYS's provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

Other Income and Expense:

Other income and expense primarily consists of legal expenses, gains and losses on foreign currency transactions, interest income and expense and gains and losses on sales of fixed assets.

Net Income (Loss) Per Share:

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of options into common stock. The calculation of dilutive net income (loss) per share excludes potential shares if their effect is anti-dilutive; that is, when the exercise price of the option exceeds the market price. Potential shares consist of incremental common shares issuable upon the exercise of stock options.

Recent Accounting Pronouncements:

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (b) in connection with other FASB projects dealing with financial instruments; and (c) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. We adopted SFAS No. 149 during 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position and results of operations.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS No. 150 during 2003. The adoption of this standard did not have a material impact on our financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company believes that the adoption of this standard will not have a material impact on its financial position, results of operations or cash flows.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106," effective for fiscal years beginning after December 15, 2003, subject to certain exemptions. SFAS 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company believes that the adoption of this standard will not have a material impact on the statement of operations.

Comprehensive Income:

IXYS's foreign currency translation adjustments represent the only component of comprehensive income that is excluded from net income (loss) for 2004 and prior years.

Business Risks:

Dependence on Third Parties for Wafer Fabrication and Assembly:

IXYS manufactures approximately 59% of its wafers, an integral component of its products, in its wholly owned facilities in Germany, the UK, Massachusetts and California. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS's business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers:

IXYS purchases silicon wafers from three vendors with whom IXYS does not have long term supply agreements. Any of these suppliers could terminate their relationship with IXYS at any time. IXYS's reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. There can be no assurance that problems will not occur in the future with suppliers.

Concentration of Credit Risk:

IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. Additionally, IXYS invests in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. IXYS has not experienced any losses on such investments.

IXYS sells its products primarily to distributors and original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS and such losses have not been material.

At March 31, 2004 and 2003, no customer accounted for greater than 10% of accounts receivable.

Financial instruments that potentially subject IXYS to credit risk comprise principally cash, investments and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. The policy authorizes the investment of excess cash in government securities, tax exempt municipal securities, Eurodollar notes and bonds, time deposits, certificates of deposit, commercial paper rated Aa or better and other specific money market accounts and corporate instruments of similar liquidity and credit quality.

Fair Value of Financial Instruments:

Carrying amounts of certain of IXYS's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to bank, loans payable and notes receivable from shareholders approximate fair value.

Stock-Based Compensation Plans:

IXYS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS's policy is to grant options with an exercise price equal to the quoted market price of IXYS's stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

Had compensation cost for its stock plans been determined based on the fair value at the grant date for awards in fiscal years 2004, 2003 and 2002 consistent with the provisions of SFAS No. 123, IXYS's net income (loss) and net income (loss) per share for fiscal years 2004, 2003 and 2002 would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended March 31,		
	2004	2003	2002
Net income (loss)	$(4,432)	$(12,145)	$ 1,938
Less: Total stock-based compensation determined under fair value based methods for all awards to employees, net of tax	(2,580)	(2,366)	(1,719)
Pro forma net income (loss)	$(7,012)	$(14,511)	$ 219
As reported net income (loss) per share — basic	$ (0.14)	$ (0.39)	$ 0.07
Pro forma net income (loss) per share — basic	$ (0.22)	$ (0.47)	$ 0.01
As reported net income (loss) per share — diluted	$ (0.14)	$ (0.39)	$ 0.07
Pro forma net income (loss) per share — diluted	$ (0.22)	$ (0.47)	$ 0.01

3. Acquisitions

Microwave Technology, Inc.:

On September 5, 2003, IXYS completed its acquisition of Microwave Technology, Inc. ("MwT"), a manufacturer of discrete gallium arsenide field effect transistors ("FETS") based in the United States. The acquisition of MwT expanded the Company's line of radio frequency, or RF, products by adding MwT's gallium arsenide semiconductor products. In connection with the acquisition, (a) approximately 767,000 shares of IXYS common stock were issued, and (b) options exercisable for approximately 26,000 shares of IXYS common stock were assumed. The estimated total purchase price is as follows (in thousands):

Value of IXYS common stock issued	$4,189
Value of IXYS options issued	167
Estimated direct merger cost	321
Total purchase price	$4,677

IXYS has finalized the fair values of identifiable intangible assets acquired. IXYS has allocated the purchase price to identifiable intangible assets, tangible assets, liabilities assumed and goodwill as follows (in thousands):

		Estimated useful lives
Fair value of tangible assets acquired:		
Current assets	$ 2,182	
Deferred tax assets — short term	559	
Plant and equipment	91	
	2,832	
Amortizable intangible assets:		
Core technology	300	5 to 6 years
Existing technology	1,300	5 to 6 years
Contract and related customers' relationships	400	5 to 6 years
Tradename	200	5 to 6 years
Backlog	200	3 to 6 months
	2,400	
Total assets acquired	5,232	
Fair value of liabilities assumed	(2,415)	
Net assets acquired	2,817	
Goodwill	1,860	
Total purchase price	$ 4,677	

Pro Forma Disclosure (in thousands, except per share data):

The following unaudited pro forma combined amounts give effect to the acquisition of MwT as if the acquisition had occurred on April 1, 2003. On a pro forma basis, the results of operations of MwT for the year ended March 31, 2004 are consolidated with IXYS results for the same periods. The pro forma amounts do not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of the period, or of results which may occur in the future.

	Year Ended March 31, 2004
Net revenue	$189,826
Net loss	$ (6,627)
Net loss per share — basic	$ (0.20)
Net loss per share — diluted	$ (0.20)
Weighted-average shares used in per share calculation — basic	32,753
Weighted-average shares used in per share calculation — diluted	32,753

Clare, Inc.:

On June 10, 2002, IXYS completed its acquisition of Clare, Inc. ("Clare"). The acquisition of Clare was intended to allow the combined organization to be more competitive and to achieve greater financial strength, operational efficiencies, access to capital and growth potential than either company could separately achieve. In connection with the acquisition, (a) each outstanding share of Clare common stock was converted into the right to receive 0.49147 of a share of IXYS common stock, which resulted in the issuance of approximately 4.9 million shares of IXYS common stock, and (b) each option to purchase Clare common stock outstanding immediately prior to the consummation of the acquisition was converted into an option to purchase 0.49147 of a share of IXYS common stock, resulting in the assumption of options exercisable for approximately 1.0 million shares of IXYS common stock. The total purchase price is as follows (in thousands):

Value of IXYS common stock issued	$47,658
Value of Clare's options assumed by IXYS	3,741
Merger cost	1,676
Total purchase price	$53,075

IXYS has finalized the fair values of identifiable intangible assets acquired and plant and equipment. Replacement cost has been used to determine the fair value of the plant and equipment acquired. IXYS has allocated the purchase price to identifiable intangible assets, tangible assets, liabilities assumed and goodwill as follows (in thousands):

		Estimated useful lives
Fair Value of tangible assets acquired:		
Current assets	$24,861	
Deferred tax assets — short term	4,796	
Plant and equipment	10,271	
Other assets	111	
	40,039	
Amortizable intangible assets:		
Core technology	2,700	5 to 6 years
Tradename/trademarks	900	3 years
Other	715	3 months to 6 years
	4,315	
Total assets acquired	44,354	
Fair value of liabilities assumed	(8,746)	
Net assets acquired	35,608	
Goodwill	17,467	
Total purchase price	$53,075	

Pro Forma Disclosure (in thousands, except per share data):

The following unaudited pro forma combined amounts give effect to the acquisition of Clare as if the acquisition had occurred on April 1, 2002. On a pro forma basis, the results of operations of Clare for the year ended March 31, 2003 are consolidated with IXYS results for the same periods. The pro forma amounts do not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of each period or of results that may occur in the future.

	Year Ended March 31, 2003
	(Unaudited)
Net revenue	$142,568
Net loss	$(19,938)
Net loss per share — basic	$ (0.63)
Net loss per share — diluted	$ (0.63)
Weighted-average shares used in per share calculation	31,845

Westcode Semiconductors Limited:

On January 22, 2002, IXYS completed its acquisition of Westcode, a power semiconductor manufacturer based in the United Kingdom. Westcode manufactures high voltage power semiconductors. The primary reason for IXYS acquiring Westcode was to provide IXYS with access to higher voltage market segments, especially in Europe, and to acquire a skilled manufacturing workforce. The acquisition has been accounted for as a purchase with a total cost of $9,260,000, which consisted of cash consideration of $9,000,000 and $260,000 of direct transaction costs. In connection with the acquisition, IXYS also assumed liabilities of $7,482,000. Intangible assets acquired were not material. The assets and liabilities acquired were recorded based on their fair values as of the date of acquisition. The excess of fair value of net assets acquired over costs has been allocated to proportionately reduce the fair values of plant and equipment. The effects of the acquisition on IXYS's financial statements are not material.

4. Restructuring:

In June 2002, the Company adopted a corporate restructuring program to reduce expenses and preserve the Company's cash. The restructuring mainly relates to a reduction in the workforce designed to eliminate redundant positions at Clare. The restructuring charge, which consists mainly of involuntary employee separation costs of $750,000, was recorded in operating expense for the year ended March 31, 2003. The separation cost is for 33 employees worldwide: 5 in sales and marketing, 7 in research and development, 3 in general and administrative and 9 in operations functions in the United States; and 8 in sales and marketing and 1 in general and administrative outside the United States.

	March 31, 2003
Accruals for restructuring cost	$ 750
Less: Amount paid	(750)
Balance, March 31, 2003	$ —

5. Goodwill and Intangible Assets:

Effective as of the beginning of the first quarter of fiscal year 2003, the Company completed the adoption of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. As required by SFAS No, 142, the Company discontinued amortizing the remaining balance of goodwill as of the beginning of the Company's fiscal year 2003. The effect of this accounting change was reflected prospectively and was not material to the results of operations in 2004 and 2003. All remaining and future acquired goodwill will be subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based-approach. All other intangible assets will continue to be amortized over their estimated useful lives and assessed for impairment under SFAS No. 144,

"Accounting for the Impairment or Disposal of Long-Lived Assets." The Company continues to assess the value of its long-lived assets, which could result in an impairment charge in the future. The Company completed a goodwill impairment review in fiscal year 2004 and found no impairment. Had SFAS No. 142 been retroactively applied, the effect of excluding goodwill amortization expense would have been as follows (in thousands, except per share amounts):

	Year Ended March 31, 2002
Reported net income	$1,938
Add back: Goodwill amortization	235
Adjusted net income	$2,173
Basic earnings per share:	
Reported net income per share — basic	$ 0.07
Goodwill amortization	0.01
	$ 0.08
Diluted earnings per share:	
Reported net income per share — diluted	$ 0.07
Goodwill amortization	0.01
	$ 0.08

6. Balance Sheet Details:

Allowance for Doubtful Accounts Movement (in thousands):

	Balance at Beginning of Period	Additions	Deductions	Translation Adjustments	Balance at End of Period
Allowance for doubtful accounts					
Year ended March 31, 2004	$3,169	$ 1,433	$(2,021)	$73	$2,654
Year ended March 31, 2003	$1,045	$ 8,024	$(5,982)	$82	$3,169
Year ended March 31, 2002	$2,823	$ 7,029	$(8,805)	$(2)	$1,045

Inventories:

Inventories consist of the following (in thousands):

	March 31, 2004	March 31, 2003
Raw materials	$12,117	$ 8,575
Work in process	26,729	31,982
Finished goods	9,209	8,605
	$48,055	$49,162

Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	March 31, 2004	March 31, 2003
Property and plant	$ 6,390	$ 4,297
Equipment owned	48,267	33,995
Equipment capital leases	17,679	22,606
Leasehold improvements	2,954	2,060
	75,290	62,958
Accumulated depreciation — owned plant and equipment	(37,599)	(19,573)
Accumulated amortization — capital leases	(11,322)	(14,670)
	$ 26,369	$ 28,715

Depreciation and amortization expense for fiscal years ended March 31, 2004, 2003 and 2002 amounted to $11.2 million, $9.3 million and $5.8 million, respectively.

Other Assets:

Other assets consists of the following (in thousands):

	March 31, 2004	March 31, 2003
Intangibles	$4,273	$2,982
Loans	351	1,327
Other	2,686	1,346
	$7,310	$5,655

Accrued Expenses and Other Liabilities:

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31, 2004	March 31, 2003
Accrued compensation	$ 2,834	$ 2,519
Warranty	856	600
Income taxes	7,247	4,384
Other accrued goods and services	7,157	6,664
	$18,094	$14,167

7. Borrowing Arrangements:

IXYS entered into a loan and security agreement with a U.S. bank to borrow up to an aggregate amount not to exceed $5.0 million. The loan bears interest at the bank's prime rate, 4.00% at March 31, 2004, payable monthly, and matures in September 2004. The loan is collateralized by certain assets and contains certain general and financial covenants, including a requirement that IXYS remain solvent and able to pay its debts as they become due. At March 31, 2004, IXYS has drawn $700,000 against the loan. IXYS has another line of credit with a U.S. bank that consists of a $100,000 commitment, which has been drawn down. The line bears interest at a rate of 3.54%. The line is collateralized by a $100,000 certificate of deposit that it has with the bank.

IXYS obtained a $5.0 million line of credit with a German bank. This line supports a letter of credit facility. At March 31, 2004 there are no amounts outstanding under this line.

A German bank issued to IXYS a commitment letter for a (EUR) 3.8 million equipment lease facility. The equipment lease facility provides financing at varying pricing for periods up to 48 months. In addition to the rights to the equipment, the bank holds a security interest in the general assets of IXYS Semiconductor GmbH and unrestricted amounts deposited with the bank.

In the same commitment letter discussed above, the bank also committed to issue a credit line to IXYS of up to (EUR) 5.1 million for a wafer fabrication facility in Germany, including leasehold improvements, clean room construction and computer and office equipment. At March 31, 2004, IXYS had drawn (EUR) 204,000 under this commitment. The security interest of the bank under the equipment lease facility also collateralizes this line.

IXYS entered into a term loan with a Swiss bank in the amount of SFR 200,000. The loan bears interest of 5.25% and is due in November 2006.

8. Commitments and Contingencies:

Commitments:

IXYS leases certain equipment under capital lease arrangements expiring through fiscal year 2008 at interest rates of 6.5% to 13.7%.

IXYS rents certain of its facilities under operating leases which expire in 2011. IXYS is responsible for insurance and property taxes.

Future minimum lease payments under capital and operating leases are (in thousands):

	Capital Leases	Operating Leases
Fiscal year ending March 31, 2005	$ 3,755	$ 4,151
2006	2,120	3,140
2007	858	2,176
2008	84	2,105
Thereafter	—	4,374
Total Minimum Payments	6,817	$15,946
Less: Interest	(466)	
	6,351	
Less: Current Portion	(3,447)	
	$ 2,904	

Rent expense for fiscal years ended March 31, 2004, 2003 and 2002 amounted to $2,509,000, $2,128,000 and $438,000, respectively.

As of March 31, 2004 and 2003, IXYS had cash deposits with financial institutions of $1,141,000 and $2,748,000, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are included in restricted cash on the Company's balance sheets.

As of March 31, 2004, IXYS is committed to purchase $5.8 million of inventory from suppliers of IXYS.

IXYS Corporation guarantees the $5.0 million line of credit in favor of Commerzbank AG for IXYS Semiconductor GmbH. At March 31, 2004, there are no amounts outstanding under this line.

Legal Proceedings:

IXYS is currently involved in a variety of legal matters that arise in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters, including the matters described in the next paragraphs, will have a material adverse effect on our financial condition, results of operations or cash flows. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs.

On June 22, 2000, International Rectifier Corporation filed an action for patent infringement against IXYS in the United States District Court for the Central District of California, alleging that certain of IXYS's products sold in the United States infringe U.S. patents owned by International Rectifier. International Rectifier's complaint against IXYS contended that IXYS's alleged infringement of International Rectifier's patents has been and continues to be willful and deliberate. Subsequently, the U.S. District Court decided that certain of IXYS's power MOSFETs and IGBTs infringe certain claims of each of three International Rectifier U.S. patents.

In 2002, the U.S. District Court entered a permanent injunction barring IXYS from making, using, offering to sell or selling in, or importing into, the United States, MOSFETs (including IGBTs) covered by the subject patents and ruled that International Rectifier should be awarded damages of $9.1 million for IXYS's alleged infringement of International Rectifier's patents. In addition, the U.S. District Court ruled that IXYS had been guilty of willful infringement. Subsequently, the U.S. District Court increased the damages to a total of $27.2 million, plus attorney fees.

IXYS appealed and on March 19, 2004 the United States Court of Appeals for the Federal Circuit reversed or vacated all findings of patent infringement previously issued against IXYS by the U.S. District Court. The Federal Circuit also vacated the final judgment in those proceedings upon which the U.S. District Court's earlier damages award and injunction were based. The Federal Circuit's actions meant that the U.S. District Court's award of $27.2 million and attorneys fees in damages and the injunction against IXYS were vacated as a matter of law. The Federal Circuit remanded the case to the U.S. District Court for further action consistent with its opinion.

IXYS believes its defenses to the various remaining claims made by International Rectifier are meritorious. However, there can be no assurance of a favorable outcome. In the event of an adverse outcome, damages or injunctions awarded by the U.S. District Court would be materially adverse to IXYS's financial condition and results of operations. Management has not accrued any amounts in the accompanying balance sheets for the International Rectifier matter described above.

International Rectifier also contended that IXYS's importation into the United States of certain IXYS-designed MOSFET products manufactured for IXYS by Samsung Electronics Co., Ltd. was in violation of a consent decree and injunction entered against Samsung in another lawsuit to which IXYS was not a party. International Rectifier sought enforcement of the Samsung injunction against IXYS and Samsung, a contempt citation and a fine. In 2002, the U.S. District Court decided, among other things, that IXYS was bound by, and IXYS's devices were not excepted from, the Samsung injunction and that Samsung was in contempt of the injunction. On July 7, 2003 it issued an order awarding International Rectifier monetary damages for contempt and attorneys fees of $350,000. Under the order, if IXYS were found to infringe, Samsung was liable for a net amount equal to $2.5 million. On March 19, 2004, the Federal Circuit reversed the contempt order against Samsung and vacated any factual findings contrary to the basis for the ruling. The

Federal Circuit's action meant that the award of $2.5 million in damages was vacated as a matter of law. The Federal Circuit's actions in the Samsung matter were a final adjudication of the contempt proceedings.

In August 2002, IXYS filed an action for patent infringement against Advanced Power Technology, Inc., or APT, in the United States District Court for the Northern District of California, claiming that APT is infringing two of IXYS's patents. APT has denied IXYS's claim of infringement, has asserted several affirmative defenses and has filed a counterclaim against IXYS, claiming that IXYS is infringing one of APT's patents. The case is currently scheduled for trial in July 2004.

9. Stockholders' Equity:

Stock Purchase and Stock Option Plans:

IXYS has the 1999 Non-Employee Directors' Equity Incentive Plan and the 1999 Equity Incentive Plan (the "Plans") under which incentive stock options may be granted for not less than 85% of fair market value at the time of grant. The options, once granted, expire ten years from the date of grant. The Board of Directors has the full power to determine the provisions of each option issued under the Plans. The 1994 Stock Option Plan was terminated in May 1999.

Stock option activity under the Plans is summarized below (in thousands, except share data):

	Shares Available for Grant	Options Outstanding			Weighted Average Exercise Price
		Number of Shares	Exercise Price	Total	
Balances, March 31, 2001	2,616,349	3,185,398		$14,023	$ 4.40
New authorized	901,621				
Options granted	(782,800)	782,800	$6.60-$15.48	$ 4,878	$ 7.14
Options exercised		(195,513)	$0.0085-$3.625	$ (600)	$ 3.12
Options canceled	14,106	(14,106)	$19.00	$ (268)	$19.00
Balances, March 31, 2002	2,749,276	3,758,579		$18,033	$ 4.80
Options assumed		992,128	$1.91-$50.10	$14,127	$14.24
New authorized	899,991				
Options granted	(888,750)	888,750	$4.64-$7.79	$ 4,992	$ 5.62
Options exercised		(130,224)	$0.08-$5.23	$ (506)	$ 3.89
Options cancelled	(58,725)	(584,462)	$3.625-$50.10	$(7,713)	$13.20
Options expired		(1,875)	$17.35	$ (33)	$17.60
Balances, March 31, 2003	2,701,792	4,922,896		$28,900	$ 6.07
Options assumed		25,741	$1.83-$3.66	$ 87	$ 3.37
New authorized	1,000,000				
Options granted	(746,000)	746,000	$6.75-$10.63	$ 6,313	$ 8.46
Options exercised		(232,862)	$1.02-$7.73	$ (843)	$ 3.62
Options cancelled	185,676	(185,676)	$3.63-$31.54	$(2,314)	$12.46
Options expired	27,650	(27,650)	$3.63-$29.50	$ (309)	$11.19
Balances, March 31, 2004	3,169,118	5,248,449		$31,834	$ 6.28

The following table summarizes information about stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.69-2.34	956,151	5.5	$ 2.19	953,054	$ 2.19
$3.46-4.88	1,845,085	5.6	$ 3.79	1,659,173	$ 3.70
$5.23-7.79	1,403,040	8.3	$ 7.04	414,340	$ 6.94
$8.01-8.28	582,591	6.1	$ 6.21	72,091	$ 2.99
$13.23-19.00	237,519	3.8	$ 9.82	227,019	$28.02
$20.86-29.50	125,744	3.2	$10.25	106,214	$ 9.08
$31.54-36.24	98,319	4.6	$25.56	89,069	$27.05
	5,248,449	6.7	$ 6.28	3,520,960	$ 5.55

The fair value of option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2004	2003	2002
Risk-free interest rate	1.72% to 3.22%	2.74% to 4.33%	3.60% to 4.69%
Expected term	4 years	4 years	4 years
Volatility	100%	104%	103%
Dividend yield	0%	0%	0%

No dividend yield is assumed as IXYS has not paid dividends and has no plans to do so.

The weighted average expected term was calculated based on the vesting period and the expected life at the date of the grant. The risk free interest rate was calculated based on rates prevailing during grant periods and the expected life of the options at the date of grants. The weighted average fair values of options granted to employees during the fiscal years ended March 31, 2004, 2003 and 2002 were $8.46, $4.41 and $5.13, respectively.

IXYS has sold 6,750,395 shares of common stock to certain members of IXYS's management. The shares were purchased through recourse promissory notes at a purchase price of $0.11 per share. Interest is due on the notes at a rate of 5.79% per annum through September 15, 2000 and 6.25% per annum after that date, with the balance outstanding due in full September 2005.

IXYS sold 8,250 shares of common stock to a director. The shares were purchased through a recourse promissory note at a purchase price of $3.625 per share. Interest is due on the note at a rate of 6.75% per annum, with the balance outstanding due in full in August 2006.

In May 1999, IXYS approved the 1999 Employee Stock Purchase Plan ("Purchase Plan") and terminated all prior Paradigm employee stock purchase plans. Under the Purchase Plan, substantially all employees may purchase the Company's common stock at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of each specified six-month offering period. Stock purchases are limited to 15.0% of an employee's eligible compensation. There are 500,000 shares of common stock reserved for issuance under the Purchase Plan. During the year ended March 31, 2004, there were 61,594 shares purchased under the Purchase Plan.

The fair value for the purchase rights issued under the Purchase Plan using the Black-Scholes valuation model with the following weighted average assumptions:

	Year Ended March 31,		
	2004	2003	2002
Risk-free interest rate	1.02%	1.22%	2.52%
Expected life	0.5 years	0.5 years	0.5 years
Volatility	100%	104%	103%
Dividend yield	0%	0%	0%

The weighted average fair value per share of those purchase rights granted in 2004, 2003 and 2002 was $6.16, $2.70 and $3.15, respectively.

10. Employee Savings and Retirement Plan:

IXYS has a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately in any contributions by IXYS. For the years ended March 31, 2004, 2003 and 2002, IXYS contributed $378,000, $424,000 and $136,000, respectively.

11. Related Party Transactions:

ABB is a principal stockholder of IXYS. In fiscal years 2004, 2003 and 2002, IXYS generated revenues of $2,693,000, $2,711,000 and $808,000, respectively, from sales of products to ABB and ABB's affiliates for use as components in their products.

12. Pension Plans:

Employees of IXYS GmbH, Westcode and Clare, Inc. foreign subsidiaries participate in a number of employee retirement plans, including a defined benefit pension plan, the benefits for which will be paid out of the general assets of IXYS GmbH, Westcode and Clare, Inc. foreign subsidiaries, as well as other government sponsored retirement plans to which IXYS GmbH, Westcode and Clare, Inc. foreign subsidiaries and eligible employees are required to contribute. These retirement plans conform to local practice in terms of providing minimum benefits mandated by law, collective agreements or customary practice.

In addition to providing income at retirement, many of these plans also provide survivor, termination and disability benefits. The defined benefits pension plan covers substantially all employees and benefits are based on years of service and the employees' compensation.

Net Period Pension Cost:

The net periodic pension expense includes the following components:

	Year Ended March 31,		
	2004	2003	2002
	(In thousands)		
Service cost	$ 750	$ 750	$ 214
Interest cost on projected benefit obligation	1,397	1,245	424
Expected return on plan assets	(762)	(957)	46
Recognized actuarial loss (gain)	181	63	(280)
Net periodic pension expense	$1,566	$1,101	$ 404

Funded Status:

	March 31,	
	2004	2003
	(In thousands)	
Change in benefit obligation		
Benefit obligation at the beginning of the year	$24,469	$19,612
Additional benefit obligation acquired during the year	—	86
Service cost	750	750
Interest cost	1,397	1,245
Plan participants contribution	294	131
Actuarial loss (gain)	1,915	539
Benefits paid	(646)	(656)
Foreign currency translation adjustment	2,320	2,762
Benefit obligation at the end of the year	$30,499	$24,469

	March 31,	
	2004	2003
	(In thousands)	
Change in plan assets		
Fair value of plan assets at the beginning of the year	$10,480	$11,975
Actual return on plan assets	2,559	(3,085)
Employer contribution	938	667
Plan participant contribution	294	131
Benefits paid	(322)	(438)
Foreign currency translation adjustment	(497)	1,230
Fair value of plan assets at the end of the year	$13,452	$10,480

	March 31,	
	2004	2003
	(In thousands)	
Status of plan		
Plan obligations in excess of plan assets	$(17,047)	$(13,989)
Unrecognized actuarial loss	3,784	3,885
Net loss	1,204	180
Accrued benefit	$(12,059)	$ (9,924)

	March 31,	
	2004	2003
	(In thousands)	
Reconciliation of funded status		
Accrued pension cost at the beginning of the year	$ (9,924)	$(7,373)
Additional pension liability acquired during the year	—	(86)
Net period pension cost	(1,760)	(1,126)
Cash contribution	938	621
Benefits paid	325	341
Foreign currency translation adjustment	(1,638)	(2,301)
Accrued pension cost at the end of the year	$(12,059)	$(9,924)

	March 31,	
	2004	2003
Assumptions		
Discount rate	5.50%	5.00-5.75%
Expected long-term rate of return on assets	4.20-7.40%	4.60-7.20%
Salary scale	2.20-4.40%	2.40-4.00%

13. Income Taxes:

Income (loss) before income tax provision (benefit) consists of the following (in thousands):

	Year Ended March 31,		
	2004	2003	2002
Domestic	$(10,810)	$(17,322)	$ 4,764
International	4,737	(539)	(1,642)
	$ (6,073)	$(17,861)	$ 3,122

IXYS's provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2004	2003	2002
Current:			
Federal	$(1,653)	$ —	$ 429
State	25	30	87
Foreign	961	819	(193)
	(667)	849	323
Deferred:			
Federal	(1,740)	(6,458)	1,103
State	98	(546)	176
Foreign	668	439	(418)
	(974)	(6,565)	861
Total income tax provision (benefit)	$(1,641)	$(5,716)	$1,184

IXYS's effective tax rate differed from the statutory federal income tax rate for the years ended March 31, 2004, 2003 and 2002 as shown in the following table:

	Year Ended March 31,		
	2004	2003	2002
Statutory federal income tax (benefit) rate	(35)%	(35)%	35%
State taxes, net of federal tax benefit	2	(4)	4
Foreign earnings taxed at different rates	6	7	—
Other	—	—	(1)
Effective tax rate	(27)%	(32)%	38%

The components of net deferred income tax assets are as follows (in thousands):

	March 31,	
	2004	2003
Deferred tax assets:		
Reserves	$ 4,698	$ 5,871
Other liabilities and accruals	3,237	4,414
Total short term deferred tax assets	7,935	10,285
Depreciable assets	169	747
Net operating loss carried forward	11,341	3,392
Intangibles arising from acquisitions	(2,173)	(1,576)
Net deferred tax asset	$17,272	$12,848

As of March 31, 2004, the Company had net operating loss carryforwards of approximately $20.6 million and $2.2 million for federal and state, respectively, in the U.S. and $9.0 million in the UK available to reduce its future taxable income. The US net operating losses begin to expire in 2012 and 2014 for federal and state respectively, while the UK net operating losses can be carried forward indefinitely.

Currently, management has determined that no valuation allowance is required against its deferred tax assets as it is more likely than not that the deferred tax assets can be realized. A valuation allowance is required to reduce our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and credit carryforwards may be impaired or limited in certain circumstances. Events which may restrict utilization of a company's net operating loss and credit carryforwards include, but are not limited to, certain ownership change limitations and continuity of business requirements as defined in Internal Revenue Code Section 382 and similar state provisions. In the event the Company has had a change of ownership, defined as a cumulative ownership change of more than 50% over a three-year period, utilization of carryforwards could be restricted to an annual limitation. The annual limitation may result in the expiration of net operating loss carryforwards and credit carryforwards before utilization.

The Company files income tax returns with the taxing authorities in the various jurisdictions in which it operates. Certain of these income tax returns remain subject to audit by the local tax authorities. Management believes that the resolution of any issues raised by such taxing authorities, including application of any related determinations to subsequent open years, will not have an adverse effect on the Company's financial condition or results of operations.

14. Computation of Net Income (Loss) Per Share:

Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2004	2003	2002
Basic:			
Weighted-average shares	32,434	30,889	26,745
Net income (loss)	$(4,432)	$(12,145)	$ 1,938
Net income (loss) per share	$ (0.14)	$ (0.39)	$ 0.07
Diluted:			
Weighted-average shares	32,434	30,889	26,745
Common equivalent shares from stock options and warrants	—	—	2,259
Shares used in per share calculation	32,434	30,889	29,004
Net income (loss)	$(4,432)	$(12,145)	$ 1,938
Net income (loss) per share	$ (0.14)	$ (0.39)	$ 0.07

In 2004 and 2003, there were outstanding options to purchase 5,248,449 and 4,922,896 shares at weighted average prices of $6.28 and $6.07, respectively, that were not included in the computation of net loss per share because their effect was anti-dilutive. In 2002, there were outstanding options to purchase 207,800 shares at a weighted average price of $22.92 that were not included in the computation of dilutive net income per share since the exercise prices of the options exceeded the market price of the common stock. These options could dilute earnings per share in future periods.

15. Segment and Geographic Information:

IXYS operates in a single industry segment comprising power semiconductors and integrated circuits used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies and switch mode power supplies) and medical electronics. IXYS' sales by major geographic area (based on destination) were as follows:

	Year Ended March 31,		
	2004	2003	2002
North America	$ 68,046	$ 57,495	$27,224
Europe and the Middle East	71,274	53,569	43,291
Japan	4,782	4,003	1,284
Asia Pacific	43,340	21,044	11,022
Total	$187,442	$136,111	$82,821

There was no single end customer providing more than 10% of IXYS's sales for the years ended March 31, 2004, 2003 and 2002.

Sales in North America consist primarily of sales in the U.S. Sales in Europe and the Middle East consist primarily of sales in Germany, the United Kingdom and Italy. Sales in Asia Pacific consist primarily of sales in China and Korea.

IXYS's foreign operations consist of those of its subsidiaries, IXYS GmbH and IXYS Berlin in Germany, IXYS CH in Switzerland and Westcode in the United Kingdom. The following table summarizes the net revenues, net income (loss) and long-lived assets of IXYS's U.S. and foreign operations (in thousands):

	Year Ended March 31,		
	2004	2003	2002
Net Revenues:			
Foreign	$ 86,533	$ 64,977	$55,597
IXYS U.S.	100,909	71,134	27,224
	$187,442	$136,111	$82,821
Net Income(loss):			
Foreign	$ 3,206	$ (925)	$ (311)
IXYS U.S.	(7,638)	(11,220)	2,249
	$ (4,432)	$(12,145)	$ 1,938

	March 31, 2004	March 31, 2003
Long Lived Assets:		
Germany	$14,040	$14,771
Switzerland	2,804	1,657
IXYS U.S.	8,151	10,934
United Kingdom	4,411	4,026
	$29,406	$31,388

Selected Quarterly Financial Data (unaudited)

Fiscal Year Ended March 31, 2004

	Three Months Ended			
	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
	(In thousands, except per share amounts)			
Net revenues	$53,676	$50,744	$42,926	$40,096
Gross profit	7,871	12,045	11,237	12,341
Operating income (loss)	(5,296)	898	557	1,817
Net income (loss)	$(5,152)	$ 386	$ (109)	$ 443
Basic net income (loss) per share applicable to common stockholder	$ (0.16)	$ 0.01	$ 0.00	$ 0.01
Diluted net income (loss) per share applicable to common stockholders	$ (0.16)	$ 0.01	$ 0.00	$ 0.01
Weighted average shares used in per share calculation				
Basic	32,858	32,772	32,213	31,972
Diluted	32,858	34,805	32,213	33,116

Fiscal Year Ended March 31, 2003

	Three Months Ended			
	March 31, 2003	December 31, 2002	September 30, 2002	June 30, 2002
	(In thousands, except per share amounts)			
Net revenues	$37,819	$35,544	$35,311	$27,437
Gross profit	4,329	8,803	9,232	6,376
Operating loss	(7,072)	(1,826)	(2,664)	(1,015)
Net loss	(5,505)	(1,787)	(3,435)	(1,418)
Basic net loss per share applicable to common stockholder	$ (0.17)	$ (0.06)	$ (0.11)	$ (0.05)
Diluted net loss per share applicable to common stockholder	$ (0.17)	$ (0.06)	$ (0.11)	$ (0.05)
Weighted average shares used in per share calculation				
Basic	31,918	31,797	31,842	27,999
Diluted	31,918	31,797	31,842	27,999

CORPORATE INFORMATION

Board of Directors
Nathan Zommer
Chairman of the Board
President and Chief Executive Officer

Donald L. Feucht
Chairman of the Audit Committee
Investor

Samuel Kory
Chairman of the Compensation Committee
Consultant

S. Joon Lee
President of Omni Microelectronics

Kenneth D. Wong
Chairman of the Nominating and Corporate Governance Committee
Chief Operating Officer and Chief Financial Officer of Menlo Equities

Executive Officers
Nathan Zommer
President and Chief Executive Officer

Peter H. Ingram
President of European Operations

Kent P. Loose
Corporate Controller and Principal Accounting Officer

Kevin McDonough
President of U.S. Operations

Uzi Sasson
Vice President of Finance and Chief Financial Officer

Annual Meeting
March 31, 2005
3540 Bassett Street
Santa Clara, CA 95054

Corporate Headquarters
3540 Bassett Street
Santa Clara, CA 95054
(408) 982-0700

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
3540 Bassett Street
Santa Clara, CA 95054

Or e-mail to:
investorrelations@ixys.net

Or call (408) 982-0700. A copy is also available at the Securities and Exchange Commission website at www.sec.gov.

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645